Exhibit (a)(1)(A)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
International Coal Group, Inc.
at
$14.60 Net Per Share
by
Atlas Acquisition Corp.
 a wholly owned subsidiary of
Arch Coal, Inc.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 8:00 A.M., NEW YORK CITY TIME, ON TUESDAY, JUNE 14, 2011, UNLESS THE OFFER IS EXTENDED.

THIS OFFER IS BEING MADE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER (THE “MERGER AGREEMENT”) DATED AS OF MAY 2, 2011 BY AND AMONG ARCH COAL, INC. (“ARCH”), ATLAS ACQUISITION CORP. (“MERGER SUB”) AND INTERNATIONAL COAL GROUP, INC. (“ICG”).

THE BOARD OF DIRECTORS OF ICG HAS UNANIMOUSLY (I) DETERMINED THAT THE OFFER AND THE MERGER REFERRED TO HEREIN ARE FAIR TO AND IN THE BEST INTERESTS OF ICG AND ITS STOCKHOLDERS AND (II) ADOPTED RESOLUTIONS APPROVING AND DECLARING THE ADVISABILITY OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER. THE ICG BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ICG’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER AND (IF REQUIRED UNDER DELAWARE LAW) ADOPT THE MERGER AGREEMENT.

THERE IS NO FINANCING CONDITION TO THE MERGER. THE OFFER IS SUBJECT TO VARIOUS CONDITIONS, INCLUDING (I) THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES THAT, TOGETHER WITH THE NUMBER OF SHARES (IF ANY) THEN BENEFICIALLY OWNED BY ARCH AND/OR MERGER SUB, REPRESENTS AT LEAST A MAJORITY OF THE TOTAL NUMBER OF ICG SHARES OUTSTANDING ON A FULLY DILUTED BASIS AND (II) THE EXPIRATION OF THE APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, AND (III) OTHER CUSTOMARY CONDITIONS. A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER APPEARS ON PAGES (1) THROUGH (7). YOU SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES.

The Dealer Manager for the Offer is:

May 16, 2011

IMPORTANT

If you desire to tender all or any portion of your shares of ICG common stock in the Offer (as defined herein), this is what you must do:

•	if you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedure for Tendering Shares” of this Offer to Purchase.

•	if you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to tender your shares of ICG common stock using the enclosed Notice of Guaranteed Delivery. Please call the information agent, Innisfree M&A Incorporated (the “Information Agent”), at (877) 717-3922 (toll-free for stockholders) or (212) 750-5833 (collect for bank and brokers) for assistance. See Section 3 — “Procedure for Tendering Shares” for further details.

•	if you hold your shares of ICG common stock through a broker, bank, trust company or other nominee, you must contact your broker, bank, trust company or other nominee and give instructions that your ICG shares be tendered.

* * *

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth above and on the back cover of this Offer to Purchase. The Dealer Manager (as defined herein) may be contacted at its address and telephone number on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from your broker, dealer, bank, trust company or other nominee. Copies of these materials may also be found at the website maintained by the United States Securities and Exchange Commission at www.sec.gov.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

SUMMARY TERM SHEET

This summary term sheet highlights the most material terms of the Offer to Purchase and may not contain all the information that is important to you. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and the information contained in this summary is qualified in its entirety by the fuller terms, descriptions and explanations contained in this Offer to Purchase and in the related Letter of Transmittal. We recommend that you carefully read this entire Offer to Purchase and the related Letter of Transmittal before making any decision on whether to tender your Shares (defined below). The information concerning ICG contained herein and elsewhere in this Offer to Purchase has been provided to Arch and Merger Sub by ICG or has been taken from or is based upon publicly available documents or records of ICG on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Arch and Merger Sub have not independently verified the accuracy and completeness of such information. Arch and Merger Sub have no knowledge that would indicate that any statements contained herein relating to ICG provided to Arch or Merger Sub or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect. In this Offer to Purchase, unless the context otherwise requires, the terms “we,” “our” and “us” refer to Atlas Acquisition Corp. and, where appropriate, Arch Coal, Inc.

Principal Terms

•	Arch Coal, Inc., a Delaware corporation (“Arch”), through its wholly owned subsidiary, Atlas Acquisition Corp., a Delaware corporation (“Merger Sub”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of International Coal Group, Inc., a Delaware corporation (“ICG”), for $14.60 per share in cash, net to the seller, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal and pursuant to the Agreement and Plan of Merger, dated as of May 2, 2011, by and among Arch, Merger Sub and ICG (the “Merger Agreement”).

•	The Offer is the first step in our plan to acquire all of the outstanding shares of ICG common stock, as provided in the Merger Agreement. If the Offer is successful (that is, if a majority of the outstanding shares on a fully diluted basis is purchased pursuant to the Offer), we will acquire any and all remaining shares in a subsequent merger for the same price paid in the Offer in cash.

•	The offering period of the Offer will expire at 8:00 a.m., New York City time, on Tuesday, June 14, 2011, unless the Offer is extended.

•	If we extend the Offer, we will issue a press release giving the new expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of the Offer.

•	If it is necessary or desirable to obtain additional shares of ICG common stock in order to effect a short-form merger under Delaware law (which can be effected once we, together with Arch, own at least 90% of the outstanding shares of ICG common stock), we may provide a subsequent offering period of up to 20 business days in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ICG Board of Directors Recommendation

•	The board of directors of ICG (the “ICG Board”) unanimously (i) determined that the Offer and the Merger (defined below) are fair to and in the best interests of ICG and its stockholders, (ii) adopted resolutions approving and declaring the advisability of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with Delaware law and (iii) resolved to recommend that ICG’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement.

Conditions

The consummation of the Offer is conditioned upon, among other things:

•	at least a majority of the outstanding shares of ICG common stock, calculated on a fully diluted basis, having been validly tendered and not withdrawn prior to the expiration of the Offer (as it may be extended from time to time) (the “Minimum Condition”);

•	the expiration or termination of any waiting period in connection with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder (the “HSR Act” and such condition, the “HSR Condition”); and

•	the other conditions to the Offer described in Section 15 — “Conditions to the Offer.”

We may waive some of the conditions to the Offer without the consent of ICG. We cannot, however, waive the Minimum Condition without the consent of ICG. See also Section 16 — “Certain Legal Matters; Regulatory Approvals.” Consummation of the Offer is not conditioned on Arch or Merger Sub obtaining financing.

Procedures for Tendering

If you wish to accept the Offer, this is what you must do:

•	if you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedure for Tendering Shares.”

•	if you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to tender your shares of ICG common stock using the enclosed Notice of Guaranteed Delivery. Please call the information agent, Innisfree M&A Incorporated (the “Information Agent”), at (877) 717-3922 (toll-free for stockholders) or (212) 750-5833 (collect for banks and brokers) for assistance. See Section 3 — “Procedure for Tendering Shares” for further details.

•	if you hold your shares of ICG common stock through a broker, bank, trust company or other nominee, you must contact your broker, bank, trust company or other nominee and give instructions that your shares of ICG common stock be tendered.

Withdrawal Rights

•	To withdraw Shares that you have tendered pursuant to the Offer, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary, while you have the right to withdraw the Shares. If you tendered Shares by giving instructions to a broker, bank, trust company or other nominee, you must instruct the broker, bank, trust company or other nominee to arrange to withdraw the Shares. See Section 4 — “Withdrawal Rights.”

Recent ICG Trading Prices

•	The closing price for the Shares was:

$8.38 per Share on February 4, 2011, immediately prior to the time at which market speculation became apparent regarding a potential sale of ICG;

$11.03 per Share on April 29, 2011, the last trading day before we announced that we had entered into the Merger Agreement; and

$14.45 per Share on May 13, 2011, the last trading day before the printing of these materials.

•	Before deciding whether to tender, you should obtain a current market quotation for the Shares.

Further Information

If you have questions about the Offer, you can call our Information Agent:

Stockholders may call toll free (877) 717-3922. Banks and brokers may call collect (212) 750-5833.

FREQUENTLY ASKED QUESTIONS

Who is offering to buy my securities?

The Offer is made by Atlas Acquisition Corp., a Delaware corporation formed for the purpose of making this tender offer for all of the outstanding common stock of ICG. We are a wholly owned subsidiary of Arch Coal, Inc., a Delaware corporation. See the “Introduction” to this Offer to Purchase and Section 9 — “Certain Information Concerning Arch and Merger Sub.”

What securities are you offering to purchase?

We are offering to purchase all of the outstanding common stock, par value $0.01 per share, of ICG on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. Unless the context otherwise requires, in this Offer to Purchase, we use the term “Offer” to refer to this offer and the term “Shares” to refer to the shares of ICG common stock that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

How much are you offering to pay for my Shares? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay you $14.60 per share in cash, without interest, less any required withholding taxes. If you are the record holder of your Shares (i.e., a stock certificate has been issued to you) and you directly tender your Shares in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, bank, trust company or other nominee, and your nominee tenders your Shares on your behalf, your broker, bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. Consummation of the Offer is not subject to any financing condition. Arch will provide us with sufficient funds to pay for all Shares accepted for payment in the Offer. We estimate that the total amount of funds necessary to purchase all of the Shares pursuant to the Offer and to consummate the other transactions contemplated by the Merger Agreement, including making payments in respect of outstanding ICG compensatory awards, paying the merger consideration in connection with the merger of us with and into ICG (the “Merger”), which is expected to follow the successful completion of the Offer, the redemption or other repayment of certain outstanding indebtedness of ICG and paying related fees and expenses will be approximately $3.8 billion. The majority of the approximately $3.8 billion is expected to come from the issuance of unsecured senior notes by Arch (the “Notes”), either by private placement or an underwritten public sale, with the balance to be paid using the proceeds of additional common shares to be issued by Arch (the “Arch Shares”) or other additional senior secured indebtedness (the “Loans”) to be raised by Arch. To the extent that Arch is unable issue the Notes, Shares and Loans for the entire $3.8 billion amount necessary to finance the transaction described in the previous sentence, Arch has a commitment from Morgan Stanley

Senior Funding, Inc. and PNC Bank, National Association, to provide, or cause their respective affiliates to provide, $3.8 billion of senior unsecured bridge loans to Arch, which may be used to finance such transactions. See Section 10 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding shares of ICG common stock solely for cash;

•	as described above, we, through our parent company, Arch, will have sufficient funds to purchase all Shares validly tendered, and not withdrawn, in the Offer and to provide funding for the Merger, which is expected to follow the successful completion of the Offer, and the other related transactions;

•	the consummation of the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire any remaining Shares for the same cash per share price in a subsequent offering period or in the Merger.

See Section 10 — “Source and Amount of Funds.”

Is there an agreement governing the Offer?

Yes. ICG, Arch and Merger Sub have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms of and conditions to the Offer and, following consummation of the Offer, the merger of Merger Sub into ICG. See the “Introduction” to this Offer to Purchase and Section 13 — “The Transaction Documents — The Merger Agreement.”

When and how will I be paid for my tendered Shares?

Subject to the terms and conditions of the Offer, we will pay for all validly tendered and not properly withdrawn shares of ICG common stock promptly after the later of the date of expiration of the Offer and the satisfaction or waiver of the conditions to the Offer set forth in Section 15 — “Conditions to the Offer.” We can waive some of the conditions to the Offer without the consent of ICG; however, we cannot waive the Minimum Condition without ICG’s consent.

We will pay for your validly tendered and not withdrawn Shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares of ICG common stock will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such shares as described in Section 3 — “Procedure for Tendering Shares”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such Shares.

Have any ICG stockholders agreed to tender their Shares?

Yes. Certain affiliates of WL Ross & Co. LLC, who collectively own approximately 6% of the outstanding stock of ICG, and certain affiliates of Fairfax Financial Holdings Limited, who collectively own approximately 11% of the outstanding stock of ICG, have each entered into a tender and voting agreement with us and Arch, pursuant to which they have agreed to, among other things, tender their shares of ICG’s common stock into the Offer and vote their shares of ICG’s common stock in favor of adopting the Merger Agreement, if applicable. The stockholders party to the tender and voting agreements have agreed to comply with certain restrictions on the disposition of their Shares and to not withdraw them from the Offer, subject to the terms and conditions contained therein.

See Section 13 — “The Transaction Documents — Other Agreements — Tender and Voting Agreements.”

How long do I have to decide whether to tender in the Offer?

You have until at least 8:00 a.m., New York City time, on Tuesday, June 14, 2011, to decide whether to tender your Shares in the Offer. See Section 1 — “Terms of the Offer.” If you cannot deliver everything required to make a valid tender to the Depositary for the Offer prior to such time, you may be able to use a guaranteed delivery procedure, which is described in Section 3 — “Procedure for Tendering Shares.” In addition, if we extend the Offer or provide a subsequent offering period in the Offer as described below under “Introduction” to this Offer to Purchase, you will have an additional opportunity to tender your Shares. Please be aware that if your Shares are held by a broker, bank, trust company or other nominee, they may require advance notification before the expiration date of the Offer.

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that:

•	if at the scheduled expiration date of the Offer, including following a prior extension, any condition to the Offer (as set forth in Section 15 — “Conditions to the Offer”) has not been satisfied or waived, we will extend the Offer for periods of up to five business days (or such longer period as the parties may agree) per extension until all of the conditions to the Offer are satisfied or waived;

•	we will extend the Offer for any period required by any applicable law or any rule, regulation, interpretation or position of the SEC (or its staff) or the New York Stock Exchange (the “NYSE”); and

•	if the marketing period for the financing of the Offer (as set forth in Section 15 — “Conditions to the Offer”) has not ended on the last business day prior to the scheduled expiration date of the Offer, including following a prior extension, we will extend the Offer until the earlier of (i) the first business day after the final day of the marketing period and (ii) any business day before or during the marketing period as may be specified by Arch on no less than two business days’ prior notice to ICG.

However, we do not have any obligation to extend the offer beyond the date that is 20 business days after the date that all of the conditions to the Offer have been satisfied other than the Minimum Condition. We will also not be required to extend the Offer beyond August 2, 2011, or, if the HSR Condition has not been satisfied by August 2, 2011, then this date will automatically be extended to November 2, 2011 (as such date may be extended, the “Outside Date”). See Section 1 — “Terms of the Offer” and Section 15 — “Conditions to the Offer.” See Section 13 — “The Transaction Documents — The Merger Agreement — Termination” for circumstances in which we may terminate the Offer.

Will there be a subsequent offering period?

Following the acceptance for payment of all of the Shares properly tendered and not withdrawn during the initial offering period (including any extensions), if it is necessary or desirable to obtain additional Shares in order to effect a short-form merger under Delaware law (which can be effected once we own at least 90% of the outstanding shares of ICG), we may provide a subsequent offering period (and one or more extensions thereof) of up to 20 business days, during which time stockholders whose Shares have not been accepted for payment may tender, but not withdraw, their Shares and receive the offer consideration. See Section 1 — “Terms of the Offer” and Section 4 — “Withdrawal Rights” for more information concerning any subsequent offering period.

What is the difference between an extension of the Offer and a subsequent offering period?

If the Offer is extended, no Shares will be accepted or paid for until the extension expires, and you will be able to withdraw your Shares until then. A subsequent offering period, if there is one, would occur after we have accepted, and become obligated to pay for, all of the Shares that were validly tendered and not withdrawn by the time the initial offering period (including any extensions) expired. Shares that are validly tendered during a subsequent offering period will be accepted and paid for as they are received and cannot be withdrawn. We would expect that, prior to a subsequent offering period being provided, we would have purchased a sufficient number of Shares in the Offer so as to ensure that the Merger could be effected. See Section 1 — “Terms of the Offer” and Section 4 — “Withdrawal Rights.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

If we elect to provide a subsequent offering period, a public announcement of such determination will be made no later than 9:00 a.m., New York City time, on the next business day following the expiration of the Offer.

Until what time can I withdraw previously tendered Shares?

You can withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the expiration date of the Offer as it may be extended. Further, if we have not accepted your Shares for payment by the date that is 60 days from the date of this Offer to Purchase, you may withdraw them at any time after such date, unless such Shares have been previously accepted for payment pursuant to the Offer as provided herein. Once we accept your tendered Shares for payment upon expiration of the Offer, however, you will no longer be able to withdraw them. In addition, you may not withdraw Shares tendered during a subsequent offering period, if we elect to have such a period. See Section 4 — “Withdrawal Rights.”

Will the Offer be followed by a merger if all ICG Shares are not tendered in the Offer?

If we purchase Shares in the Offer and the other conditions to the Merger are satisfied or, where permissible, waived, we will be merged with and into ICG. If we purchase Shares in the Offer (and the Minimum Condition has not been waived with the consent of ICG), we will have sufficient voting power to approve the merger without the affirmative vote of any other stockholder of ICG. Furthermore, if pursuant to the Offer or otherwise we own at least 90% of the outstanding Shares, we may effect the Merger without any further action by the stockholders of ICG. If the Merger takes place, ICG will become a wholly owned subsidiary of Arch, and all remaining stockholders (other than ICG, Arch and Merger Sub, any of their respective subsidiaries and any stockholders who validly exercise their appraisal rights in connection with the Merger as described in Section 12 — “Purpose of the Offer; Plans for ICG; Appraisal Rights”) will receive the offer price, $14.60 net per Share in cash, without interest and less any applicable withholding taxes. See the “Introduction” to this Offer to Purchase, Section 12 — “Purpose of the Offer; Plans for ICG; Appraisal Rights” and Section 13 — “The Transaction Documents — The Merger Agreement.”

What is the “Top-Up Option” and when could it be exercised?

ICG has granted us an irrevocable option, exercisable only following our acquisition of Shares pursuant to the Offer, to purchase from ICG, subject to the terms and conditions set forth in the Merger Agreement, up to the number of authorized and unissued shares of ICG common stock equal to the lowest number of Shares that, when added to the number of Shares owned by Arch and its subsidiaries (including us) at the time of such exercise, will constitute one Share more than 90% of the Shares outstanding on a fully diluted basis, at a price per share equal to the price per Share paid in the Offer. This option is to enable us, following our acquisition of Shares pursuant to the Offer, to effect the Merger as a short-form merger under Delaware law without a vote or any further action by the stockholders of ICG. See Section 13 — “The Transaction Documents — The Merger Agreement — Top-Up Option.”

If I decide not to tender, how will the Offer affect my Shares?

If the Merger takes place between ICG and us, ICG’s stockholders who do not tender their Shares in the Offer (other than those properly exercising their appraisal rights) will receive cash in an amount equal to the price per share paid in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering your Shares is that tendering stockholders will be paid earlier. If you decide not to tender your Shares in the Offer and we purchase the Shares which are tendered in the Offer, but the Merger does not occur, there may be so few remaining stockholders and publicly traded Shares that ICG common stock will no longer be eligible to be traded on the NYSE or other securities exchanges and there may not be an active public trading market for ICG common stock. Also ICG may no longer be required to make filings with the SEC or otherwise may no longer be required to comply with the SEC rules relating to publicly held companies. See Section 7 — “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” and Section 13 — “The Transaction Documents — The Merger Agreement.”

Are appraisal rights available in either the Offer or the Merger?

No appraisal rights will be available to you in connection with the Offer. However, you will be entitled to seek appraisal rights in connection with the Merger if you do not tender Shares in the Offer and do not vote in favor of (or consent in writing to) the Merger, subject to and in accordance with Delaware law. See Section 12 — “Purpose of the Offer; Plans for ICG; Appraisal Rights — Appraisal Rights.”

If you successfully complete the Offer, what will happen to ICG’s board of directors?

If we accept Shares of ICG common stock for payment pursuant to the Offer and pay for those Shares, under the Merger Agreement we will become entitled to elect or designate a number of directors to the ICG Board, rounded up to the next whole number, that is equal to the product of the total number of directors on the ICG Board (including those elected or designated by us) multiplied by the percentage of the total number of Shares then outstanding that Arch and us beneficially own in the aggregate, provided, however, that subject to applicable law and the rules of the NYSE, Merger Sub is entitled to designate at least a majority of the directors on the ICG Board at all times following the acceptance for payment of and payment for all of the Shares properly tendered and not withdrawn during the initial offering period (including any extensions). In such case, upon our request, ICG has agreed to take all actions reasonably necessary to cause our designees to be elected or designated to the ICG Board.

Therefore, if we accept shares of ICG common stock for payment pursuant to the Offer, Arch will obtain control of the management of ICG shortly thereafter. However, at all times prior to the effective time of the Merger, the ICG Board will maintain three directors who were members of the ICG Board on the date of the execution of the Merger Agreement, each of whom must meet certain “independence” and other specified requirements. A majority vote of these three directors will be required for ICG to authorize any amendment, waiver or termination of the Merger Agreement by ICG, or to effect certain other actions related to or in connection with ICG’s governing documents or the Merger. See Section 12 — “Purpose of the Offer; Plans for ICG; Appraisal Rights.”

What are the federal income tax consequences of exchanging my Shares pursuant to the Offer, during a subsequent offering period or pursuant to the Merger?

If you are a U.S. Holder (as defined in Section 5 — “Material U.S. Federal Income Tax Considerations” below), your receipt of cash in exchange for your Shares pursuant to the Offer, during a subsequent offering period or pursuant to the Merger will generally be a taxable transaction for U.S. federal income tax purposes. If you are a Non-U.S. Holder (as defined in Section 5 — “Material U.S. Federal Income Tax Considerations”), your receipt of cash in exchange for your Shares pursuant to the Offer, during a subsequent offering period or pursuant to the Merger generally will not be subject to U.S. federal income tax, subject to certain exceptions. ICG stockholders should read carefully Section 5 entitled “Material U.S. Federal Income Tax Considerations.”

We urge you to consult with your own tax advisor as to the particular tax consequences of exchanging your Shares pursuant to the Offer, during a subsequent offering period or pursuant to the Merger.

Whom can I talk to if I have questions about the Offer?

You can call Innisfree M&A Incorporated, the information agent for the Offer, at (877) 717-3922 (toll-free for stockholders) or (212) 750-5833 (collect for banks and brokers). See the back cover of this Offer to Purchase for additional contact information.

To the Holders of Shares of
Common Stock of International Coal Group, Inc.:

INTRODUCTION

We, Altas Acquisition Corp., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Arch Coal, Inc., a Delaware corporation (“Arch”), are offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of International Coal Group, Inc., a Delaware corporation (“ICG”), for $14.60 per Share, net to the sellers in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”).

We will not charge you brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the sale of Shares pursuant to the Offer. However, if you do not complete and sign the Internal Revenue Service Form W-9 that is enclosed with the Letter of Transmittal (or other applicable form), you may be subject to backup withholding at the applicable statutory rate on the gross proceeds payable to you. See Section 3 — “Procedure for Tendering Shares — Backup U.S. Federal Income Tax Withholding.” Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine if they will be charged any service fees or commissions. We will pay all charges and expenses of Computershare Trust Company, N.A. (the “Depositary”), Innisfree M&A Incorporated (the “Information Agent”) and Morgan Stanley & Co. Incorporated (the “Dealer Manager” or “Morgan Stanley”) incurred in connection with the Offer. See Section 17 — “Fees and Expenses.”

We are making the Offer pursuant to an Agreement and Plan of Merger dated as of May 2, 2011 by and among Arch, Merger Sub and ICG (the “Merger Agreement”). The Merger Agreement provides, among other things, that after consummation of the Offer, Merger Sub will merge with and into ICG (the “Merger”), with ICG continuing as the surviving corporation and a wholly owned subsidiary of Arch. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than any Shares owned by ICG, Arch, Merger Sub and any of their respective subsidiaries, and any Shares held by stockholders who validly exercise their appraisal rights in connection with the Merger as described in Section 12 — “Purpose of the Offer; Plans for ICG; Appraisal Rights”) will be converted into the right to receive $14.60 (the “Offer Price”) in cash, without interest and less any applicable withholding taxes.

The Merger is subject to the satisfaction or waiver of certain conditions described in Section 15 — “Conditions to the Offer.” We cannot waive the Minimum Condition without the consent of ICG. Section 13 — “The Transaction Documents — The Merger Agreement” contains a more detailed description of the Merger Agreement. Section 5 — “Material U.S. Federal Income Tax Considerations” describes the material U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

On May 1, 2011, the board of directors of ICG (the “ICG Board”) unanimously:

•	determined that the Offer and the Merger are fair to and in the best interests of ICG and its stockholders;

•	approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”); and

•	resolved to recommend that ICG’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement (the “ICG Board Recommendation”).

The Offer is conditioned upon, among other things, (i) there being validly tendered in accordance with the terms of the Offer, prior to the expiration date of the Offer and not withdrawn, a number of Shares that, together with the Shares then beneficially owned by Arch and/or Merger Sub, represents at least a majority of the total number of Shares outstanding on a fully diluted basis (the “Minimum Condition”) and (ii) the expiration or termination of any waiting period in connection with the Hart-Scott-Rodino Antitrust

Improvements Act of 1976, as amended, and the regulations promulgated thereunder (the “HSR Act” and such condition, the “HSR Condition”). See Section 15 — “Conditions to the Offer” and Section 16 — “Certain Legal Matters; Regulatory Approvals.”

For purposes of the Offer, the words “fully diluted,” when referring to Shares mean, as of any time, the number of Shares outstanding, together with all Shares which ICG would be required to issue pursuant to any then outstanding equity awards or other securities convertible into or exercisable or exchangeable for Shares, whether or not vested, exercisable, convertible or exchangeable and regardless of the terms and conditions thereof (other than ICG’s 9.00% Convertible Senior Notes due 2012 and ICG’s 4.00% Convertible Senior Notes dues 2017 (collectively, the “Convertible Notes”)). According to ICG, as of May 12, 2011, there were approximately 204,175,202 Shares issued and outstanding and approximately 6,669,275 Shares issuable with respect to stock options and certain other equity awards. Immediately prior to the commencement of the Offer, Arch and its subsidiaries (including us) beneficially owned no Shares; however, Arch and Merger Sub may be deemed to beneficially own an additional 34,846,511 Shares, representing approximately 17% of the outstanding Shares as of May 12, 2011, as a result of tender and voting agreements that were entered into on May 2, 2011 by certain stockholders of ICG in connection with the Merger Agreement, pursuant to which such stockholders agreed to tender their Shares in the Offer. Based on and assuming the foregoing, we anticipate that the Minimum Condition would be satisfied if approximately 105,422,239 Shares (including those required to be tendered pursuant to the tender and voting agreements) are validly tendered pursuant to the Offer and not withdrawn prior to the expiration of the Offer (as it may be extended in accordance with the Merger Agreement).

In order to induce us to enter into the Merger Agreement, certain affiliates of WL Ross & Co. LLC and Fairfax Financial Holdings Limited owning in the aggregate 34,846,511 Shares, or approximately 17% of the outstanding Shares as of May 12, 2011, have entered tender and voting agreements, dated May 2, 2011, with Arch and Merger Sub, pursuant to which these stockholders have, subject to certain limitations and exceptions, (i) agreed to tender 34,846,511 Shares, or approximately 17% of the outstanding Shares as of May 12, 2011, into the Offer, (ii) agreed not to withdraw any such Shares tendered in the Offer, (iii) agreed to vote such tendered Shares in favor of the Merger Agreement and against any acquisition proposal other than the Merger and certain other related matters and (iv) granted to certain officers of Arch an irrevocable proxy to vote such tendered Shares in favor of the Merger Agreement and against any other acquisition proposal and certain other related matters. For a discussion of the tender and voting agreements, see Section 13 — “The Transaction Documents — Other Agreements — Tender and Voting Agreements.”

Upon the time when Shares are first accepted for payment under the Offer (the “Appointment Time”), the Merger Agreement provides that Merger Sub will become entitled to elect or designate a number of directors to the ICG Board, rounded up to the next whole number, that is equal to the product of the total number of directors on the ICG Board (including those elected or designated by Merger Sub) multiplied by the percentage of the total number of Shares then outstanding that Arch and Merger Sub beneficially own in the aggregate, provided, however, that subject to applicable law and the rules of the New York Stock Exchange (the “NYSE”), Merger Sub is entitled to designate at least a majority of the directors on the ICG Board at all times following the Appointment Time. Merger Sub currently intends, promptly after consummation of the Offer, to exercise this right and to designate officers or employees of Arch or an affiliate of Arch to serve as directors of ICG. We expect that such representation on the ICG Board would permit us to exert substantial influence over ICG’s conduct of its business and operations. However, prior to the Effective Time, the ICG Board will maintain three directors who were members of the ICG Board on the date of the Merger Agreement, each of whom must meet certain “independence” and other specified requirements. A majority vote of these three directors will be required for ICG to authorize any amendment, waiver or termination of the Merger Agreement by ICG, or to effect certain other actions related to or in connection with ICG’s governing documents or the Merger. See Section 12 — “Purpose of the Offer; Plans for ICG; Appraisal Rights.” Merger Sub currently intends, as soon as possible after consummation of the Offer, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the directors of Merger Sub will be the directors of the surviving corporation in the Merger.

Pursuant to the Merger Agreement, following our acceptance for payment of the Shares pursuant to the Offer, we have the option to purchase from ICG, subject to certain limitations, up to a number of additional Shares sufficient to cause Arch and its subsidiaries to own one Share more than 90% of the then outstanding Shares (on a fully diluted basis). See Section 13 — “The Transaction Documents — The Merger Agreement — Top-Up Option.”

Under the terms of the Merger Agreement, if Arch, Merger Sub and their respective subsidiaries hold, in the aggregate, at least 90% of the total outstanding Shares, then Arch, Merger Sub and ICG will act to effect the Merger under the “short-form” merger provisions of Section 253 of the DGCL. See Section 13 — “The Transaction Documents — The Merger Agreement — Short-Form Merger Procedure.”

The Offer is conditioned upon the fulfillment of the conditions described in Section 15 — “Conditions to the Offer.” We may waive some of the conditions to the Offer without the consent of ICG; however, we cannot waive the Minimum Condition without ICG’s consent. The Offer will expire at 8:00 a.m., New York City time, on Tuesday, June 14, 2011, unless we extend the Offer.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

THE OFFER

1.  Terms of the Offer.  Upon the terms and subject to the conditions set forth in the Offer, we will accept for payment and pay for all Shares that are validly tendered and not withdrawn in accordance with the procedures set forth in Section 3 — “Procedure for Tendering Shares” at or prior to the Expiration Time. “Expiration Time” means 8:00 a.m., New York City time, on Tuesday, June 14, 2011, unless extended, in which event “Expiration Time” means the latest time and date at which the Offer, as so extended, will expire.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition, the HSR Condition and the other conditions set forth in Section 15 — “Conditions to the Offer.” See Section 16 — “Certain Legal Matters; Regulatory Approvals.” We can waive some of the conditions to the Offer without the consent of ICG; however, we cannot waive the Minimum Condition without ICG’s consent. If any condition to the Offer is not satisfied or waived at any scheduled Expiration Time, we will extend the Expiration Time for an additional period or successive periods of up to five business days (or such longer period as the parties may agree) per extension until all of the conditions to the Offer are satisfied or waived. In addition, we will extend the Offer for any period required by any applicable law or any rule, regulation, interpretation or position of the United States Securities and Exchange Commission (the “SEC”) (or its staff) or the NYSE. Furthermore, if the marketing period for the financing of the Offer (as set forth in Section 15 — “Conditions to the Offer) has not ended on the last business day prior to any scheduled Expiration Time, we may extend the Offer until the earlier of (i) the first business day after the final day of the marketing period or (ii) any business day before or during the marketing period as may be specified by Arch on no less than two business days’ prior notice to ICG. Finally, if at any scheduled Expiration Time, any condition to the Offer (other than the Minimum Condition) shall have been satisfied or waived and the Minimum Condition shall not have been satisfied, then we may extend, and if requested by ICG, we will extend, the Offer by periods of five business days, provided that the maximum number of days that the Offer may be extended in this manner shall be twenty business days. We will also not be required to extend the Offer beyond August 2, 2011, or, if the HSR Condition has not been satisfied by August 2, 2011, then this date will automatically be extended to November 2, 2011 (as such date may be extended, the “Outside Date”). However, we do not have any obligation to extend the Offer beyond the date that is 20 business days after the date that all of the conditions to the Offer have been satisfied other than the Minimum Condition. During any extension of the Offer, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw such Shares. See Section 4 — “Withdrawal Rights” and Section 15 — “Conditions to the Offer.”

In accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Merger Agreement, we will provide, if necessary or desirable to obtain at least 90% of the total outstanding Shares entitled to vote on the adoption of the Merger Agreement (the “Short-Form Threshold”), a subsequent offering period (and one or more extensions thereof) following the Expiration Time (a “Subsequent Offering Period”). If provided, a Subsequent Offering Period will be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender any Shares not previously tendered in the Offer. If a Subsequent Offering Period is made available, (i) it will remain open for such period or periods as we will specify of up to 20 business days, (ii) Shares may be tendered in the same manner as was applicable to the Offer except that any Shares tendered may not be withdrawn, (iii) we will immediately accept and promptly pay for Shares as they are tendered and (iv) the price per Share will be the same as the Offer Price. Pursuant to Rule 14d-7(a)(2) under the Exchange Act, withdrawal rights do not apply to Shares tendered during a Subsequent Offering Period. A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already would have been completed. For purposes of the Offer as provided under the Exchange Act, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

If we provide a Subsequent Offering Period, we will make a public announcement of such Subsequent Offering Period or extension no later than 9:00 a.m., New York City time, on the next business day after the Expiration Time or the date of termination of the prior Subsequent Offering Period.

We also reserve the right to waive, in whole or in part, any of the conditions to the Offer and to increase the Offer Price, provided that ICG’s consent is required for us to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the number of Shares to be purchased in the Offer, (iv) amend or modify any of the conditions to the Offer or impose conditions to the Offer that are different than or in addition to those set forth in Section 15 — “Conditions to the Offer,” (v) amend or waive the Minimum Condition, (vi) otherwise amend or modify any terms of the Offer in a manner that is, or could reasonably be expected to be, adverse to holders of Shares or (vii) extend or otherwise change the Expiration Time in a manner other than pursuant to and in accordance with the Merger Agreement.

If we make a material change to the terms of the Offer or waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by applicable law. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days generally must be required to allow adequate dissemination and investor response. Accordingly, if, prior to the Expiration Time, we increase the consideration to be paid for Shares in the Offer, and if the Offer is scheduled to expire at any time before the expiration of a period of ten business days from, and including, the date that notice of such increase is first published, sent or given in the manner specified below, we will extend the Offer at least until the expiration of that period of ten business days. If, prior to the Expiration Time, Merger Sub increases the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.

Any extension, termination or amendment of the Offer will be followed promptly by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

ICG has provided us with its stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.  Acceptance for Payment and Payment.  Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Time promptly after the later of (i) the Expiration Time and (ii) the satisfaction or waiver of the conditions to the Offer set forth in Section 15 — “Conditions to the Offer.” We can waive some of the conditions to the Offer without the consent of ICG; however, we cannot waive the Minimum Condition without ICG’s consent. If we provide a Subsequent Offering Period, we will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. Notwithstanding the foregoing, subject to the terms and conditions of the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, we will extend the offering period, thereby delaying the acceptance for payment of shares of ICG common stock, until the HSR Condition specified in Section 16 — “Certain Legal Matters; Regulatory Approvals” has been satisfied, provided that we will not be required to (although we may) extend the Offer beyond the Outside Date. For information with respect to the waiting period that we are required to observe under the HSR Act, see Section 16 — “Certain Legal Matters; Regulatory Approvals.”

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. Upon the deposit of such funds with the Depositary, Merger Sub’s obligation to make such payment will be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

In all cases (including during any Subsequent Offering Period), payment for Shares that are accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at the Book-Entry Transfer Facility (defined in Section 3 — “Procedure for Tendering Shares — Book-Entry Delivery”)), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees or an Agent’s Message (defined in Section 3 — “Procedure for Tendering Shares — Book-Entry Delivery”) in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal. For a description of the procedure for tendering Shares pursuant to the Offer, see Section 3 — “Procedure for Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occur at different times.

For purposes of the Offer, we will be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

If we do not accept for payment any tendered Shares pursuant to the Offer for any reason, or if you submit certificates for more Shares than are tendered, we will return certificates (or issue new certificates) representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 — “Procedure for Tendering Shares,” the Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration, termination or withdrawal of the Offer.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

3.  Procedure for Tendering Shares.

Valid Tender of Shares.  Except as set forth below, in order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees or an Agent’s Message in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires, at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Time and either (x) the share certificates evidencing tendered Shares (the “Share Certificates”) must be received by the Depositary at such address or (y) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Time or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If such delivery is by mail, it is recommended that all such documents be sent by properly insured registered mail with return receipt requested in time to be received on or prior to the Expiration Time. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act and (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Book-Entry Delivery.  The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedure described below under “Guaranteed Delivery.” Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against such participant.

Signature Guarantees.  Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the tendered Shares are tendered (i) by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

If the certificates for the Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates for the Shares must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates for the Shares, with the signatures on the certificates for the Shares or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the certificates representing the Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each delivery of certificates for the Shares.

Guaranteed Delivery.  If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Time, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary (as provided below) by the Expiration Time; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together, with any required signature guarantee (or, in the case of a book-entry transfer, an Agent’s Message) and any other required documents, are received by the Depositary within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by overnight courier, transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by us.

Backup U.S. Federal Income Tax Withholding.  Under the “backup withholding” provisions of U.S. federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service (the “IRS”) a portion (currently 28%) of the amount of any payments made to a holder of Shares who tenders Shares pursuant to the Offer or exchanges Shares pursuant to the Merger. Backup withholding generally will not apply, however, to (i) a U.S. Holder (as defined in Section 5 ‘‘ — Material U.S. Federal Income Tax Considerations”) of Shares who furnishes a correct taxpayer identification number (“TIN”) and complies with certain certification procedures (generally, by providing a properly completed Substitute Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary) or otherwise establishes an exemption or (ii) a Non-U.S. Holder (as defined in Section 5 — “Material U.S. Federal Income Tax Considerations”) of Shares who certifies under penalties of perjury on an appropriate and properly completed IRS Form W-8 (a copy of which may be obtained from the Depositary) that such holder is not a

U.S. person. See Section 5 — “Material U.S. Federal Income Tax Considerations — Information Reporting and Backup Withholding” for additional information.

Appointment of Proxy.  By executing a Letter of Transmittal, a tendering stockholder will irrevocably appoint each of our designees as such stockholder’s attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal to the full extent of such stockholder’s rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). Our designees will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of ICG’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. In order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of ICG’s stockholders.

Determination of Validity.  All questions as to purchase price (subject to the terms of the Merger Agreement), the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion, which determinations shall be final and binding on all parties. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance of which or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer (other than the Minimum Condition, which may only be waived with the prior written consent of ICG) and any defect or irregularity in the tender of any particular Shares, and our interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. No tender of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as we shall determine. None of Arch, Merger Sub or any of their respective affiliates or assigns, the Depositary, the Dealer Manager, the Information Agent or any other person is or will be obligated to give notice of any defects or irregularities in tenders and none of them will incur any liability for failure to give any such notice.

4.  Withdrawal Rights.  Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. You may withdraw tenders of Shares made pursuant to the Offer at any time before the Expiration Time and, unless theretofore accepted for payment as provided herein, tenders of Shares may also be withdrawn after the date that is 60 days from the date of this Offer to Purchase, unless previously accepted for payment pursuant to the Offer as provided herein.

If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn, except to the extent that you duly exercise withdrawal rights as described in this Section 4 before the Expiration Time or at any time after the date that is 60 days from the date of this Offer to Purchase, unless previously accepted for payment pursuant to the Offer as provided herein.

For a withdrawal of Shares to be effective, a written, telegraphic or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedure for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary. Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 — “Procedure for Tendering Shares” at any time prior to the expiration of the Offer.

If we provide a Subsequent Offering Period (as described in more detail in Section 1 — “Terms of the Offer”) following the Offer, no withdrawal rights will apply to Shares tendered in such Subsequent Offering Period or to Shares previously tendered in the Offer and accepted for payment.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Arch, Merger Sub or any of their respective affiliates or assigns, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5.  Material U.S. Federal Income Tax Considerations.  The following is a general discussion of the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (in each case, as defined below) who exchange Shares for cash pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger. This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, and any state, local or foreign tax consequences, nor does it address any U.S. federal tax considerations other than those pertaining to the U.S. federal income tax. This discussion also does not address the tax consequences to holders of Shares who exercise appraisal rights under Delaware law.

The following discussion applies only if you hold your Shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to stockholders in light of their particular circumstances and does not apply to stockholders subject to special treatment under the U.S. federal income tax laws (such as, for example, financial institutions, dealers or brokers in securities, commodities or foreign currency, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, banks and certain other financial institutions, mutual funds, tax-exempt organizations, former citizens or residents of the United States, U.S. expatriates, stockholders that are pass-through entities or the investors in such pass-through entities, regulated investment companies, real estate investment trusts, U.S. Holders whose “functional currency” is not the U.S. dollar, investors liable for the alternative minimum tax, controlled foreign corporations, passive foreign investment companies, persons who hold shares as part of a hedge, straddle, constructive sale or conversion transaction, and persons who acquired their Shares through the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation).

This discussion is based upon the Code, the regulations promulgated thereunder and court and administrative ruling and decisions, all as in effect on the date of this Offer to Purchase. These authorities may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion. We have not sought, nor do we expect to seek, any ruling from the Internal Revenue Service with respect to the matters discussed below. There can be no assurances that the Internal Revenue Service will not take a different position concerning the tax consequences of the exchange of Shares for cash pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger or that any such position would be sustained.

Due to the individual nature of tax consequences, you should consult your tax advisors as to the specific tax consequences to you of the exchange of Shares for cash pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger, including the applicability and effect of the alternative minimum tax and any state, local, foreign and other tax laws.

U.S. Holders.  Except as otherwise set forth below, the following discussion is limited to the material U.S. federal income tax consequences relevant to a beneficial owner of Shares that is a citizen or resident of the United States, a domestic corporation (or any other entity or arrangement treated as a domestic corporation for U.S. federal income tax purposes), an estate that is subject to U.S. federal income tax on its worldwide income from all sources, or a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person (each, a “U.S. Holder”). If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Persons holding Shares through a partnership should consult their own tax advisors regarding the tax consequences of exchanging the Shares for cash pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger.

Your exchange of Shares for cash pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws. In general, if you exchange Shares for cash pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger, you will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the adjusted tax basis of your Shares and the amount of cash received in exchange therefor (determined before the deduction of backup withholding, if any). Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired for the same cost in a single transaction) exchanged pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if your holding period for the Shares is more than one year as of the date of the exchange of such Shares. Long-term capital gains of noncorporate taxpayers are generally subject to U.S. federal income tax at preferential rates. The deduction of capital losses is subject to limitations.

Non-U.S. Holders.  The following is a discussion of the material U.S. federal income tax consequences that will apply if you are a Non-U.S. Holder of Shares. The term “Non-U.S. Holder” means a beneficial owner of Shares that is not a U.S. Holder or a partnership or other pass-through entity.

Payments made to a Non-U.S. Holder with respect to Shares exchanged in the Offer, during a Subsequent Offering Period or pursuant to the Merger generally will not be subject to U.S. federal income tax, unless: (i) the gain, if any, on such Shares is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to the Non-U.S. Holder’s permanent establishment in the United States), in which event (a) the Non-U.S. Holder will be subject to U.S. federal income tax in the same manner as if it were a U.S. Holder (but such Non-U.S. Holder should provide an Internal Revenue Service Form W-8ECI (or a suitable substitute or successor form) instead of an Internal Revenue Service Form W-9), and (b) if the Non-U.S. Holder is a corporation, it may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty), (ii) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of sale and certain other conditions are met, in which event the Non-U.S. Holder will be subject to tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year or (iii) we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and the Non-U.S. Holder holds or held more than 5% of Shares, as described below.

Based on information provided to us by ICG, we believe that ICG is currently a “United States real property holding corporation” for U.S. federal income tax purposes. So long as the Shares continue to be regularly traded on an established securities market, only a Non-U.S. Holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of ICG’s Shares will be subject to U.S. federal income tax on the disposition of Shares.

Information Reporting and Backup Withholding.  Proceeds from the sale of Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger generally are subject to information reporting, and may be subject to backup withholding at the applicable statutory rate (currently 28%) unless you are a U.S. Holder and you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal or otherwise establish an exemption from backup withholding. If you are a Non-U.S. Holder, you generally will not be subject to backup withholding if you certify your foreign status on the appropriate Internal Revenue Service Form W-8. Backup withholding is not an additional U.S. federal income tax. Rather, the U.S. federal income tax liability of the person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may generally be obtained, provided that the required information is timely furnished to the Internal Revenue Service. See Section 3 — “Procedure for Tendering Shares — Backup U.S. Federal Income Tax Withholding.”

6.  Price Range of Shares.  The Shares are listed and principally traded on the NYSE under the symbol “ICO.” The following table sets forth for the periods indicated the high and low sales prices per Share on the NYSE as reported in published financial sources:

	High	Low

FY 2009
First Quarter	$3.24	$1.09
Second Quarter	$3.70	$1.54
Third Quarter	$4.59	$2.24
Fourth Quarter	$5.35	$3.47
FY 2010
First Quarter	$4.89	$3.36
Second Quarter	$5.71	$3.59
Third Quarter	$5.49	$3.62
Fourth Quarter	$8.59	$5.24
FY 2011
First Quarter	$11.50	$7.66
Second Quarter (through May 13, 2011)	$14.50	$10.08

On February 4, 2011, immediately prior to the time at which market speculation became apparent regarding a potential sale of ICG, the reported closing sales price per Share on the NYSE was $8.38. On April 29, 2011, the last full trading day before the announcement of the Offer and the possible Merger, the reported closing sales price per Share on the NYSE was $11.03. On May 13, 2011, the last full trading day before the date of this Offer to Purchase, the reported closing sales price per Share on the NYSE was $14.45. Before deciding whether to tender, you should obtain a current market quotation for the Shares.

7.  Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations.

Possible Effects of the Offer on the Market for the Shares.  If the Offer is consummated but the Merger does not take place, the number of stockholders, and the number of Shares that are still in the hands of the public, may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than Merger Sub. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. If the Merger is consummated, stockholders not tendering their Shares in the Offer will receive cash in an amount equal to the price per Share paid in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier.

Stock Exchange Listing.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NYSE. According to the published NYSE guidelines, the NYSE would consider delisting the Shares if, among other things, the number of publicly held shares falls below 600,000, the total number of holders of Shares falls below 400 or ICG’s average total global market capitalization over a consecutive 30-trading day period is less than $15 million. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

If the NYSE were to delist the Shares (which we intend to cause ICG to seek if we acquire control of ICG and the Shares no longer meet the NYSE listing requirements), it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by such exchange or through other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders of Shares, the aggregate market value of the publicly-held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act as described below and other factors.

Registration under the Exchange Act.  The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of ICG to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act, assuming there are no other remaining public reporting requirements applicable to ICG, would substantially reduce the information required to be furnished by ICG to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholders’ meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to ICG. Furthermore, “affiliates” of ICG and persons holding “restricted securities” of ICG may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing. We believe that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act, and it would be our intention to cause ICG to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

If registration of the Shares under the Exchange Act is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on the NYSE will be terminated following the completion of the Merger.

Margin Regulations.  The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8.  Certain Information Concerning ICG.  Except as specifically set forth herein, the information concerning ICG contained in this Offer to Purchase has been taken from or is based upon information furnished by ICG or its representatives or upon publicly available documents and records on file with the SEC. None of Arch, Merger Sub or any of their respective affiliates or assigns, the Depositary, the Dealer Manager or the Information Agent take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by ICG to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Arch, Merger Sub or any of their respective affiliates or assigns, the Depositary, the Dealer Manager or the Information Agent. See Section 13 — “The Transaction Documents — Offer Documents” of this Offer to Purchase. The summary information set forth below is qualified in its entirety by reference to ICG’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

ICG is a Delaware corporation incorporated in 2005 with principal executive offices at 300 Corporate Centre Drive, Scott Depot, West Virginia 25560. As set forth in ICG’s public filings, ICG is a leading producer of coal in Northern and Central Appalachia with a broad range of mid- to high-Btu, low- to medium-sulfur steam and metallurgical coal. ICG has twelve Appalachian mining complexes, which are located across West Virginia, Kentucky, Virginia and Maryland. ICG also has a complementary mining complex of mid- to high-sulfur steam coal located in the Illinois Basin. ICG markets its coal to a diverse customer base of electric utilities, as well as domestic and international industrial customers.

Additional Information.  The Shares are registered under the Exchange Act. Accordingly, ICG is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning ICG’s directors and officers, their remuneration, stock options and other equity awards granted to them, the principal holders of ICG’s securities, any material interests of such persons in transactions with ICG and other matters is required to be disclosed in proxy statements, the last one having been filed with the SEC on April 15, 2011 and distributed to ICG’s stockholders. Such information also will be available in ICG’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments, supplements and exhibits thereto, the “Schedule 14D-9”) and the Information Statement annexed thereto. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtained by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including ICG, that file electronically with the SEC.

ICG Financial Forecasts.  In connection with Arch’s due diligence review, ICG provided to Arch certain projected financial information concerning ICG in February 2011. Although Arch was provided with these projections, it did not base its evaluation of ICG on these projections. None of Arch or any of its affiliates or representatives participated in preparing, and they do not express any view on, the projections summarized below, or the assumptions underlying such information. The summary of the ICG projections is not included in this Offer to Purchase in order to influence any ICG stockholder to make any investment decision with respect to the Offer or the Merger, including whether to tender Shares in the Offer or whether or not to seek appraisal rights with respect to the Shares.

ICG has advised us that ICG’s management prepares forecasts of its prospective financial performance for internal use as part of its ongoing management of the company. ICG has also advised us that ICG does not as a matter of course make public forecasts as to future performance, earnings or other results beyond the current fiscal year due to the unpredictability of the underlying assumptions and estimates.

In the fall of 2010, as part of its annual business planning process, management of ICG prepared forecasts for 2011 and the following five years that were reviewed by the board of directors of ICG in early December (the “December Forecast”). The revenue portion of the December Forecast was updated by management of ICG in February 2011 to reflect the sudden and significant increase in metallurgical coal prices that occurred after the December Forecast was prepared (the “February Forecast” and collectively with the December Forecast, the “Forecasts”).

ICG has advised us that the Forecasts were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. We have been advised that Deloitte & Touche, LLP, ICG’s independent registered public accounting firm, has not audited, compiled or performed any procedures with respect to the Forecasts and does not express an opinion or any form of assurance related thereto. The summary of the Forecasts is not being included in this Offer to Purchase to influence a stockholder’s decision whether to tender Shares in the Offer, but is being included because the Forecasts were made available by ICG to Arch, Merger Sub and their advisors.

The Forecasts, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of ICG’s management. Because the Forecasts cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond ICG’s control. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. In addition, the Forecasts may be affected by ICG’s ability to achieve strategic goals, objectives and targets over the applicable periods.

Accordingly, there can be no assurance that the Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Forecasts in this Offer to Purchase should not be regarded as an indication that Arch, Merger Sub, ICG or any of their respective officers, directors, advisors or representatives considered or consider the Forecasts to be predictive of actual future events, and the Forecasts should not be relied upon as such. Neither Arch, Merger Sub or ICG nor any of their respective officers, directors, advisors or representatives can give any assurance that actual results will not differ from the Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date the Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Forecasts are shown to be in error. ICG has advised us that it does not intend to make publicly available any update or other revision to the Forecasts, except as otherwise required by law or as provided in the Schedule 14D-9. Neither Arch, Merger Sub or ICG nor any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder of ICG or other person regarding the ultimate performance of ICG compared to the information contained in the Forecasts or that the Forecasts will be achieved. ICG has made no representation to Arch, Merger Sub or their affiliates, in the Merger Agreement or otherwise, concerning the Forecasts.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, stockholders of ICG are cautioned not to place undue, if any, reliance on the Forecasts.

The following tables summarize the Forecasts:

December Forecast

	Year Ending December 31,
	2011	2012	2013	2014	2015	2016
	(Dollars in millions)

Total Revenue	$1,278	$1,406	$1,576	$1,872	$2,048	$2,129
Adjusted EBITDA(1)	257	312	365	574	693	711
Capital Expenditures	230	241	204	198	196	117
Operating Statistics
Total Tons Sold (mm)	16.5	17.0	18.8	21.0	22.1	22.3
Total Average Price per Ton ($)	72.78	78.03	80.16	85.88	90.02	92.89
Total Cost per Ton ($)	$55.88	$58.48	$59.10	$56.97	$56.98	$59.25

February Forecast

	Year Ending December 31,
	2011	2012	2013	2014	2015	2016
	(Dollars in millions)

Total Revenue	$1,352	$1,573	$1,756	$2,071	$2,287	$2,354
Adjusted EBITDA(1)	323	453	513	746	886	912
Capital Expenditures	242	249	206	199	197	118
Operating Statistics
Total Tons Sold (mm)	16.6	17.3	19.1	21.4	22.5	22.7
Total Average Price per Ton ($)	76.55	86.50	88.10	93.68	98.26	101.35
Total Cost per Ton ($)	$55.90	$59.13	$59.71	$57.20	$57.18	$59.39

(1)	Adjusted EBITDA is a non-GAAP measure and is used by the ICG’s management to measure the operating performance of the business. ICG defines Adjusted EBITDA as net income or loss attributable to ICG before deducting interest, income taxes, depreciation, depletion, amortization, reserve for the Allegheny Energy Supply lawsuit, loss on extinguishment of debt and noncontrolling interest. ICG also uses Adjusted EBITDA (with additional adjustments) to measure compliance with covenants in the ICG’s credit facility, such as the fixed charge ratio. We have been advised that management of ICG believes Adjusted EBITDA is a useful measure as it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in ICG’s industry, substantially all of which present EBITDA or Adjusted EBITDA when reporting their results. The non-GAAP measures have not been reconciled to the comparable GAAP measures because not all of the information necessary for a quantitative reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures is available without unreasonable effort.

According to ICG, the material assumptions underlying the Forecasts were:

•	The Total Tons Sold are the amounts shown above in the Forecasts.

•	The Total Tons Sold included in the December Forecast are slightly lower than in the February Forecast.

•	The Total Average Price per Ton was higher in the February Forecast, after taking into consideration a sudden and significant increase in the price of metallurgical coal after the time that the December Forecast was prepared.

•	The global economic recovery will continue to result in generally increasing Average Price per Ton based on generally good market conditions.

•	Margins were assumed to increase as a result of increased sales of metallurgical coal.

•	ICG’s new Tygart Valley mine development would have initial production commencing in late 2011 ramping up to 3.0 million tons in 2014 with full output of 3.5 million tons beginning in 2015. Assumed product mix of the output of that development is 40% metallurgical coal and 60% thermal coal.

•	Production increases each year by reason of organic growth and no significant acquisitions or divestitures.

•	The possible outcome of pending litigation against ICG.

•	General commodities inflation at 3% per year.

•	No significant restructuring or impairment costs.

•	No non-recurring expenses.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, stockholders of ICG are cautioned not to place undue, if any, reliance on the Forecasts.

9.  Certain Information Concerning Arch and Merger Sub.  Arch is a Delaware corporation incorporated in 1969 as Arch Mineral Corporation, with principal executive offices at One CityPlace Drive, Suite 300, St. Louis, Missouri 63141. The telephone number at the principal executive offices is (314) 994-2700. Arch is one of the world’s largest coal producers, with more than 160 million tons of coal sold in 2010. Arch’s national network of mines supplies cleaner-burning, low-sulfur coal to customers on four continents, including U.S. and international power producers and steel manufacturers.

Merger Sub is a Delaware corporation and a wholly owned subsidiary of Arch. Merger Sub was organized by Arch to acquire ICG and has not conducted any unrelated activities since its organization. All outstanding shares of the capital stock of Merger Sub are wholly owned by Arch.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Arch and Merger Sub and certain other information are set forth on Schedule I to this Offer to Purchase.

Except as described elsewhere in this Offer to Purchase or in Schedule I hereto, (i) none of Arch, Merger Sub or, to the best knowledge of Arch and Merger Sub after reasonable inquiry, any of the persons listed in Schedule I hereto or any associate or majority owned subsidiary of Arch, Merger Sub or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of ICG; (ii) none of Arch, Merger Sub or, to the best knowledge of Arch and Merger Sub after reasonable inquiry, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of ICG during the past 60 days; (iii) none of Arch, Merger Sub or, to the best knowledge of Arch and Merger Sub after reasonable inquiry, the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of ICG (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years prior to the date of this Offer to Purchase, there have been no transactions between Arch, Merger Sub, their subsidiaries or, to the best knowledge of Arch and Merger Sub after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and ICG or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (v) during the two years prior to the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Arch, Merger Sub, their subsidiaries or, to the best knowledge of Arch and Merger Sub after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and ICG or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (vi) none of Arch, Merger Sub or, to the best knowledge of Arch and Merger Sub after reasonable inquiry, the persons listed in Schedule I to this Offer to Purchase has been convicted in a criminal proceeding during the five years prior to the date of this Offer to Purchase (excluding traffic violations or similar misdemeanors) and (vii) none of Arch, Merger Sub or, to the best knowledge of Arch and Merger Sub after reasonable inquiry, the persons listed in Schedule I to this Offer to Purchase has been a party to any judicial or administrative proceeding during the five years prior to the date of this Offer to Purchase that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

We do not believe our financial condition or the financial condition of Arch is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) the consummation of the Offer is not subject to any financing condition, (iii) if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger and (iv) Arch will have, and will arrange for us to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

Additional Information.  Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Arch with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtained by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Arch has filed electronically with the SEC.

10.  Source and Amount of Funds.

We estimate that the total amount of funds necessary to purchase all of the Shares pursuant to the Offer and to consummate the other transactions contemplated by the Merger Agreement, including making payments in respect of outstanding ICG compensatory awards, paying the merger consideration in connection with the Merger of us into ICG, which is expected to follow the successful completion of the Offer, redeeming or repaying certain outstanding indebtedness of ICG and paying related fees and expenses will be approximately $3.8 billion. The majority of the approximately $3.8 billion is expected to come from the issuance of unsecured senior notes by Arch (the “Notes”), either by private placement or an underwritten public sale, with the balance to be paid using the proceeds of additional common shares to be issued by Arch (the “Arch Shares”) or other additional senior secured indebtedness (the “Loans”) to be raised by Arch. To the extent that Arch is unable to issue the Notes, Shares and Loans for the entire $3.8 billion amount, Arch has a commitment from Morgan Stanley Senior Funding, Inc. and PNC Bank, National Association, to provide, or cause their respective affiliates to provide, $3.8 billion of senior unsecured bridge loans to Arch (the “Bridge Facility”), the proceeds of which will be used (i) first, to repay or redeem ICG’s indebtedness outstanding on the date of consummation of the Merger, other than certain existing indebtedness, including certain equipment notes and capital leases, and (ii) second, to fund in part the cash consideration for the Offer and the Merger and pay certain fees and expenses in connection with the Offer and the Merger. The Bridge Facility will mature on the first anniversary of the closing of the Merger; however, subject to certain conditions, Arch may elect to extend the maturity date of the Bridge Facility to the eighth anniversary of the closing of the Merger. There is no financing condition to the Offer.

11.  Background of the Offer; Contacts with ICG.

As part of its ongoing evaluation of Arch’s business and strategic direction, our Board of Directors and senior members of our management have from time to time evaluated strategic alternatives and prospects for acquisitions.

On February 4, 2011, John W. Eaves, the President and Chief Operating Officer of Arch, received a call from Bennett K. Hatfield, the President and Chief Executive Officer of ICG, to discuss a possible transaction between Arch and ICG.

On February 24, 2011, the Board of Directors of Arch held a regularly scheduled meeting at which Steven F. Leer, the Chairman and Chief Executive Officer of Arch, discussed the potential acquisition of ICG, and the board authorized management of Arch to proceed with exploratory discussions.

To facilitate the exchange of confidential information in contemplation of a possible transaction, ICG entered into a confidentiality agreement with Arch dated February 25, 2011.

On March 1, 2011, members of Arch management met with members of ICG management to discuss a potential transaction and review ICG’s operations and prospects.

On March 11, 2011, Mr. Eaves called Mr. Hatfield to communicate a preliminary expression of interest in a business transaction with ICG. Mr. Eaves indicated that Arch’s model supported a 20% premium to recent ICG trading prices, which implied a price of approximately $12 per share. He indicated that he expected that Arch would propose a combination involving Arch stock and cash, with the cash component representing between 25% and 35% of the total consideration and that this indication was preliminary and subject to final approval by the Arch Board of Directors.

On March 15, 2011, ICG and Arch entered into a standstill agreement that, among other things, prohibited either party from initiating an unsolicited offer to acquire the other party’s stock or solicit proxies with respect to the other party’s voting securities.

Also on March 15, 2011, senior executives of Arch and senior executives of ICG held a meeting at which the parties discussed a potential transaction and ICG made presentations to Arch regarding ICG’s operations and sales.

On March 28, 2011, Arch submitted to ICG a non-binding indication of interest to acquire all of ICG’s outstanding common stock at a price of $12.25 per share, to be paid 50% in cash and 50% in shares of Arch common stock. Arch’s indication of interest was subject to, among other things, Arch’s further due diligence, the negotiation of a definitive acquisition agreement and the approval of Arch’s Board of Directors.

Also on March 28, 2011, Arch determined to engage Morgan Stanley & Co. Incorporated (“Morgan Stanley”) as its financial advisor to assist it in exploring a possible business combination with ICG.

On March 30, 2011, Mr. Leer contacted Wilbur L. Ross, Jr., Chairman of the Board of Directors of ICG, to discuss the non-binding indication of interest previously sent by Arch. Mr. Ross informed Mr. Leer that ICG management would be reviewing the proposal with ICG’s Board of Directors.

On April 1, 2011, Mr. Hatfield informed Mr. Eaves that the Board of Directors of ICG had concluded that Arch’s proposal of $12.25 per share was deficient and that Arch would need to improve its offer in order for the two parties to continue discussions regarding a potential transaction. Mr. Eaves agreed that Arch management would revisit the assumptions underlying its proposal and discuss with the Board of Directors of Arch whether it would be possible to increase the offer price.

On April 5 and 13, 2011, representatives of ICG’s management team held a series of due diligence sessions with executives of Arch. In addition, on April 7, 2011, Arch and its financial and legal advisors were granted access to a virtual data room containing certain information about ICG. Beginning on April 7, 2011, representatives of ICG provided more detailed information to Arch and its representatives regarding ICG’s business, and Arch and its advisors conducted a more extensive due diligence investigation of ICG, including tours of ICG mining sites on April 22, 25 and 26, 2011. During this period, Arch’s Board of Directors was periodically updated on the status of the proposed ICG transaction.

Following several telephone conversations between representatives of Morgan Stanley and UBS Securities LLC, ICG’s financial advisor (“UBS”), on April 18, 2011, Arch submitted to ICG a revised non-binding indication of interest to acquire all of ICG’s common stock at a price of $13.25 to $14.00 per share in cash. Arch’s indication of interest remained subject to the completion of due diligence, the negotiation of a definitive acquisition agreement and the approval of Arch’s Board of Directors but indicated that Arch was prepared to move quickly to complete due diligence and negotiate a definitive agreement.

On April 20, 2011, ICG provided a draft merger agreement to Arch and its outside counsel at Simpson Thacher & Bartlett LLP (“Simpson Thacher”).

On April 27 and 28, 2011, Arch’s Board of Directors held a regularly scheduled meeting at which it reviewed and considered the potential transaction with ICG. At the meeting, members of Arch’s senior management provided the directors with an overview of the proposed transaction, including the material terms thereof and a summary of Arch’s due diligence review of ICG from an operational, financial and legal perspective. A representative of Simpson Thacher discussed with the directors certain material terms of the merger agreement which had been previously provided by ICG and reviewed with the directors their fiduciary duties under applicable law. Representatives from Morgan Stanley reviewed with the directors certain financial aspects of the proposed transaction. Following consideration of the terms of the proposed transaction and discussion among the directors, senior management and Arch’s legal and financial advisors, Arch’s Board of Directors authorized Arch’s management to proceed with an offer of $13.90 per share in cash.

On April 28, 2011, Arch submitted to ICG a further revised proposal to acquire all of ICG’s common stock at a price of $13.90 per share in cash by means of a tender offer followed by a second-step merger, which was expressly not subject to a financing condition, together with a revised draft of the merger agreement that had previously been provided by ICG. The letter specified that Arch had completed its due diligence review and was prepared to sign and announce a transaction immediately.

On April 29, 2011, representatives of Simpson Thacher and Jones Day, ICG’s outside legal counsel, discussed certain issues raised by the revised draft of the merger agreement. During this discussion, Simpson Thacher advised Jones Day that Arch was requesting that the two ICG stockholders with representatives on ICG’s Board of Directors execute a tender and voting agreement in connection with the transaction.

On April 30, 2011, Simpson Thacher delivered a further revised draft of the merger agreement to Jones Day reflecting a tender offer transaction structure and a draft of the proposed tender and voting agreement and continued negotiating the merger agreement and the tender and voting agreement with representatives of Jones Day.

On May 1, 2011, representatives of Jones Day delivered a revised draft of the merger agreement and tender and voting agreement to representatives of Simpson Thacher. Over the course of that day, representatives of Simpson Thacher and Jones Day engaged in numerous discussions to resolve as many of the open items as possible in the draft merger agreement and tender and voting agreement. At the conclusion of the day, the negotiation of the definitive merger agreement and tender and voting agreement was substantially complete.

Also on May 1, 2011, representatives of UBS informed Morgan Stanley that Arch’s offer was insufficient and that Arch would need to increase its offer in order to be competitive. In the evening of May 1, 2011, Arch submitted a revised, final offer to purchase all of the outstanding shares of ICG at a price of $14.60 per share and conveyed both that this was its best and final offer and that it was conditioned on acceptance by midnight. Following the submission, Arch’s Board of Directors conducted a special telephonic meeting regarding the proposed transaction at which representatives of Simpson Thacher and Morgan Stanley presented certain revised terms of the transaction. Following consideration of the terms of the proposed merger agreement and the tender and voting agreement and the transactions contemplated thereby and discussion among the directors, senior management and Arch’s legal and financial advisors, Arch’s Board of Directors determined that the terms of the Merger Agreement and the transactions contemplated thereby, are advisable and fair to, and in the best interests of, Arch and its stockholders, and authorized the execution of the Merger Agreement.

The Merger Agreement and the Tender and Voting Agreements were signed in the early morning of May 2, 2011, and the proposed transaction was publicly announced on the morning of May 2, 2011 prior to the opening of trading on the NYSE.

12. Purpose of the Offer; Plans for ICG; Appraisal Rights.

Purpose of the Offer; Plans for ICG.  The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, ICG. The Offer, as the first step in the acquisition of ICG, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of ICG not purchased pursuant to the Offer or otherwise.

Upon the purchase of Shares pursuant to the Offer, the Merger Agreement provides that Merger Sub will be entitled to elect or designate a number of directors to the ICG Board, rounded up to the next whole number, that is equal to the product of the total number of directors on the ICG Board (including those elected or designated by Merger Sub) multiplied by the percentage of the total number of Shares then outstanding that Arch and Merger Sub beneficially own in the aggregate; provided, however, that subject to applicable law and rules of the NYSE, Merger Sub is entitled to designate at least a majority of the directors on the ICG Board at all times following the Appointment Time. Upon Merger Sub’s request at any time following the Appointment Time, ICG has agreed to take such actions as are reasonably necessary to enable Merger Sub’s designees to be so elected or designated to the ICG Board, and to cause Merger Sub’s designees to be so elected or designated at such time. Merger Sub currently intends, promptly after consummation of the Offer, to exercise this right and to designate officers or employees of Arch or an affiliate of Arch to serve as directors of ICG. We expect that such representation on the ICG Board would permit us to exert substantial influence over ICG’s conduct of its business and operations. In addition, if we accept for payment and pay for at least a majority of the outstanding Shares, we expect to merge with and into ICG. We currently intend, as soon as possible after consummation of the Offer, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the directors of Merger Sub will be the directors of ICG. See Section 13 — “The Transaction Documents — The Merger Agreement.”

Pursuant to the Merger Agreement, following our acceptance for payment of the Shares pursuant to the Offer, we have the option to purchase from ICG, subject to certain limitations, up to a number of additional Shares sufficient to cause Arch and Merger Sub to own one Share more than 90% of the outstanding Shares immediately following such issuance (on a fully diluted basis). We intend to exercise this option if it is exercisable and necessary in order for us to be able to effect a “short form” merger under Delaware law. See Section 13 — “The Transaction Documents — The Merger Agreement — Top-Up Option.”

Under the terms of the Merger Agreement, if Merger Sub acquires at least 90% of the total outstanding Shares, Arch and Merger Sub will act to effect the Merger under the “short-form” merger provisions of Section 253 of the DGCL. See Section 13 — “The Transaction Documents — The Merger Agreement — Short-Form Merger Procedure.”

Under the terms of the Merger Agreement, at the Effective Time, the certificate of incorporation of ICG will be amended and restated so as to read in the form attached to the Merger Agreement, and as so amended will be the certificate of incorporation of the surviving corporation in the Merger until thereafter amended in accordance with applicable law. The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, will be the bylaws of the surviving corporation in the Merger until thereafter amended in accordance with applicable law. See Section 13 — “The Transaction Documents — The Merger Agreement — Certificate of Incorporation and Bylaws, Directors and Officers.”

Based on available information, we are conducting a detailed review of ICG and its assets, corporate structure, dividend policy, capitalization, indebtedness, operations, properties, policies, management, personnel and any obligations to report under Section 15(d) of the Exchange Act and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. We will continue to evaluate the business and operations of ICG during the pendency of the Offer and after the consummation of the Offer and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of ICG’s business, operations, capitalization and management with a view to optimizing development of ICG’s potential in conjunction with Arch’s existing businesses. Possible changes could include changes in ICG’s business, corporate structure, charter, bylaws, capitalization, board of directors, management, indebtedness or dividend policy, and although, except as disclosed in this Offer to Purchase, we have no current plans with respect to any of such matters. Arch, Merger Sub and the surviving corporation in the Merger expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.

If we acquire Shares pursuant to the Offer and depending upon the number of Shares so acquired and other factors relevant to our equity ownership in ICG, Arch and Merger Sub reserve the right to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or, subject to any applicable legal restrictions, to dispose of any or all Shares acquired by them.

Appraisal Rights.  No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder.

Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Holders of Shares should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per share price to be paid in the Merger. Moreover, we may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

For the avoidance of doubt, Arch, Merger Sub and ICG have agreed and acknowledged that, in any appraisal proceeding described herein and to the fullest extent permitted by applicable law, the fair value of the Shares subject to the appraisal proceeding will be determined in accordance with Section 262 of the DGCL without regard to the Top-Up Option (as defined below), the Top-Up Option Shares (as defined below) or any promissory note delivered by Merger Sub to ICG in payment for Top-Up Option Shares.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless effected as a short-form merger, in which case they will be set forth in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

You cannot exercise appraisal rights at this time. The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, rather, subject to the conditions to the Offer, will receive the Offer Price therefor.

13.  The Transaction Documents.

The Merger Agreement.  The following summary description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which has filed as an exhibit to the Schedule TO, which you may examine and copy as set forth in Section 8 — “Certain Information Concerning ICG” above. You are encouraged to read the full text of the Merger Agreement because it is the legal document that governs the Offer and the Merger. The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about ICG or Arch in ICG’s or Arch’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be seen as, disclosures regarding any facts and circumstances relating to ICG or Arch. The representations and warranties have been negotiated with the principal purpose of (i) establishing the circumstances in which Merger Sub may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and (ii) allocating risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable under federal securities laws.

The Offer.  The Merger Agreement provides for the commencement of the Offer by Merger Sub as promptly as practicable, but in no event later than May 16, 2011. The Merger Agreement provides that each ICG stockholder who tenders Shares in the Offer will receive $14.60 for each Share tendered, net to the stockholder in cash, without interest thereon and less any applicable withholding taxes. Merger Sub’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition, the HSR Condition and the other conditions set forth in Section 15 — “Conditions to the Offer.” Arch and Merger Sub expressly reserved the right to increase the Offer Price or to make other changes to the terms and conditions of the Offer, and to waive, in whole or in part, some of the conditions to the Offer without the consent of ICG. Arch and Merger Sub cannot, however, waive the Minimum Condition without the consent of ICG. Merger Sub has agreed that, without the prior written consent of ICG, it will not:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	reduce the number of Shares to be purchased in the Offer;

•	amend or modify any of the conditions to the Offer or impose conditions to the Offer that are different than or in addition to those set forth in Section 15 — “Conditions to the Offer;”

•	amend or waive the Minimum Condition;

•	amend or modify any of the terms of the Offer in a manner that is, or could reasonably be expected to be, adverse to the holders of Shares; or

•	extend or otherwise change the Expiration Time in a manner other than pursuant to and in accordance with the Merger Agreement.

Extensions of the Offer.  Merger Sub will (i) if any condition to the Offer is not satisfied or waived at any scheduled Expiration Time, extend the Expiration Time for an additional period or successive periods of up to five business days (or such longer period as the parties may agree) per extension until all of the conditions to the Offer are satisfied or waived; (ii) extend the Offer for any period required by any applicable law or any rule, regulation, interpretation or position of the SEC (or its staff) or the NYSE; (iii) if the marketing period for the financing of the Offer (as set forth in Section 15 — “Conditions to the Offer) has not ended on the last business day prior to the scheduled expiration date of the Offer, including following a prior extension, extend the Offer until the earlier of (x) the first business day after the final day of the marketing period for the financing of the Offer or (y) any business day before or during the marketing period as may be specified by Arch on no less than two business days’ prior notice to ICG; and (iv) if at or prior to any scheduled Expiration Time, the conditions to the Offer have been satisfied or waived and Merger Sub has failed to accept for payment and pay for Shares validly tendered, if requested by ICG, extend the Offer for successive periods of up to five business days until the Offer conditions are satisfied or waived; provided, that Merger Sub will not be required to extend the Offer beyond the Outside Date; provided, further, that if at any scheduled Expiration Time each condition to the Offer other than the Minimum Condition shall have been satisfied, then Merger Sub may, and if requested by ICG, Merger Sub shall, extend the Offer for an additional period or successive periods of five business days, provided, however, that the maximum number of days that the Offer may be extended in this manner shall be twenty business days.

The Merger Agreement obligates Merger Sub, subject to applicable securities laws to pay for all validly tendered and not properly withdrawn shares of ICG common stock promptly after the later of the Expiration Time and the satisfaction or waiver of the conditions to the Offer set forth in Section 15 — “Conditions to the Offer.”

Subsequent Offering Period.  The Merger Agreement provides that following the acceptance for payment of, any payment for, all of the Shares properly tendered and not withdrawn during the initial offering period (including any extensions), if it is necessary or desirable to obtain additional shares in order to effect a short-form merger under Delaware law (which can be effected once we own at least 90% of the outstanding shares), we may (but are not required to) provide a subsequent offering period (and one or more extensions thereof) of up to 20 business days, as determined in consultation with ICG, in accordance with Rule 14d-11 under the Exchange Act, during which time stockholders whose Shares have not been accepted for payment may tender, but not withdraw, their Shares and receive the offer consideration.

Directors.  The Merger Agreement provides that upon the Appointment Time, Merger Sub will be entitled to elect or designate a number of directors, rounded up to the next whole number, to the ICG Board that equals the product of (i) the total number of directors on the ICG Board (giving effect to the directors elected or designated by Merger Sub) and (ii) the percentage of the total number of Shares then outstanding that Arch and Merger Sub beneficially own in the aggregate, provided, that, subject to applicable law and the rules of the NYSE, Merger Sub will be entitled to designate at least a majority of the directors on the ICG Board at all times following the Appointment Time. ICG is required under the Merger Agreement, upon Merger Sub’s request, to take such actions as are reasonably necessary to enable Merger Sub’s designees to be elected to the ICG Board, including by increasing the size of the ICG Board (and amending ICG’s bylaws if necessary so as to increase the size of the ICG Board) and/or requesting and accepting the resignations of incumbent directors of ICG. Following the Appointment Time, ICG will also, upon Merger Sub’s request, cause individuals elected or designated by Merger Sub to constitute at least the same percentage (rounded up to the next whole number) as is on the ICG Board of (a) each committee of the ICG Board, (b) each board of directors (or similar body) of each subsidiary of ICG and (c) each committee (or similar body) of each such board, in each case to the extent permitted by applicable law and the listing standards of the NYSE.

Following the election or appointment of Merger Sub’s designees and until the Effective Time, ICG will cause the ICG Board to maintain three directors who were members of the ICG Board on the date of the execution of the Merger Agreement, (i) each of whom must be “independent” for purposes of Rule 10A-3 of the Exchange Act and also eligible to serve on ICG’s audit committee under the Exchange Act and NYSE rules and (ii) at least one of whom must be an “audit committee financial expert” as defined in Regulation S-K and the instructions thereto (the “Continuing Directors”). If, following the Appointment Time but prior to the Effective Time, Merger Sub’s designees constitute a majority of the ICG Board, then the affirmative vote of a majority of the Continuing Directors will be required to authorize:

•	any amendment or termination of the Merger Agreement;

•	any extension of time for performance, or any waiver, of any of the obligations or other acts of Arch or Merger Sub under the Merger Agreement;

•	any exercise or waiver of ICG’s rights, benefits or remedies under the Merger Agreement;

•	except as otherwise provided in the Merger Agreement, an amendment to ICG’s organizational documents; or

•	any other action or any other determination of the ICG Board under or in connection with the Merger Agreement if such action would reasonably be expected to adversely affect the holders of Shares (other than Arch or Merger Sub).

Top-Up Option.  As part of the Merger Agreement, ICG granted to Merger Sub an irrevocable option to purchase up to a number of Shares (the “Top-Up Option Shares”) from ICG at a per Share purchase price equal to the Offer Price that, when added to the number of Shares directly or indirectly owned by Arch, Merger Sub and their respective subsidiaries at the time of exercise of the Top-Up Option, results in Arch, Merger Sub and their subsidiaries owning one more Share than 90% of the Shares outstanding immediately after the issuance of the Top-Up Option Shares on a fully diluted basis, provided that no applicable law, order, injunction or other legal impediment will prohibit such exercise. The Top-Up Option will not be exercisable to the extent (i) the Short-Form Threshold would not be reached immediately after such exercise and the issuance of Shares pursuant thereto or (ii) the number of Top-Up Option Shares would exceed the number of Shares authorized but unissued or held in the treasury of ICG at the time of exercise of the Top-Up Option. The Top-Up Option may be exercised on one occasion, in whole and not in part, after the Appointment Time and prior to the earlier to occur of (i) later of (x) the Expiration Time and (y) the expiration of any “subsequent offering period,” and (ii) the termination of the Merger Agreement.

The aggregate purchase price owed by Merger Sub for the Top-Up Option Shares would be paid, at Arch’s election, either (i) entirely in cash or (ii) by (a) paying in cash an amount equal to not less than the aggregate par value of the Top-Up Option Shares and (b) executing and delivering to ICG a promissory note having a principal amount equal to the balance of the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash. Any such promissory note issued for the Top-Up Option Shares (i) will be full recourse against Arch and Merger Sub, (ii) will bear interest at a rate of nine percent per annum, (iii) will mature on the first anniversary of the date of execution and delivery of such promissory note and (iv) may be prepaid, in whole or in part, without premium or penalty.

The Merger.  The Merger Agreement provides that, within two business days of the satisfaction or waiver of the conditions to the Merger, Merger Sub will be merged with and into ICG. Following the Merger, the separate existence of Merger Sub will cease, and ICG will continue as the surviving corporation and a wholly owned subsidiary of Arch. ICG, following the Merger, will continue to be governed by the DGCL.

Treatment of Shares, Dissenting Shares

Shares.  Under the terms of the Merger Agreement, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be converted automatically into the right to receive a cash amount equal to the Offer Price, without interest (the “Merger Consideration”) less any required withholding taxes. Notwithstanding the foregoing, the Merger Consideration will not be payable in respect of (i) Shares owned by ICG, (ii) Shares owned by Arch or Merger Sub, (iii) Shares owned by any subsidiaries of Arch, Merger Sub or ICG or (iv) Dissenting Shares (as defined below). Each Share held by ICG, Arch or Merger Sub immediately prior to the Effective Time will be cancelled and will cease to exist, and no consideration will be paid with respect thereto.

Dissenting Shares.  Shares that are issued and outstanding immediately prior to the Effective Time and held by a stockholder who did not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand, and who properly demands, appraisal for such Shares in accordance with Section 262 of the DGCL (“Dissenting Shares”) will not be converted into, or represent the right to receive, the Merger Consideration, but rather such stockholders will be entitled to receive payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL. However, all Dissenting Shares held by stockholders who have failed to perfect or who have otherwise waived, withdrawn or lost their rights to appraisal of such Dissenting Shares under such Section 262 of the DGCL will no longer be considered to be Dissenting Shares and will thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration. Stockholders who tender their Shares in the Offer will not be entitled to exercise appraisal rights with respect to such Shares, but rather, subject to the conditions to the Offer, will receive the Offer Price. See Section 12 — “Purpose of the Offer; Plans for ICG; Appraisal Rights — Appraisal Rights.”

Treatment of Company Stock Options, Restricted Shares, Restricted Share Units.

ICG Stock Options.  The Merger Agreement provides that each option (an “Option”) to purchase shares granted under ICG’s Amended and Restated 2005 Equity and Performance Incentive Plan (the “ICG Stock Plan”) that is outstanding and unexercised (whether or not vested or exercisable) as of the Appointment Time will be adjusted and converted into a right of each holder to receive an amount equal to the product of (i) the total number of Shares of ICG common stock previously subject to such Option and (ii) the excess, if any, of the Offer Price over the exercise price per share set forth in such Option less any required withholding taxes. Payment in respect of such Options shall be made promptly (and in any event within fifteen business days) following the Appointment Time. Any Option for which the Offer Price does not exceed the exercise price of the Option for each Share subject to the Option will be canceled without any consideration or payment made to the holder.

Restricted Shares, Restricted Share Units.  The Merger Agreement provides that each award of a right under the ICG Stock Plan (other than Options) entitling the holder thereof to Shares of ICG common stock or cash equal to or based on the value of Shares of ICG common stock, including each Share of restricted ICG common stock issued under the ICG Stock Plan (each, a “Restricted Share”) and each Restricted Share Unit under the ICG Stock Plan (each, a “Restricted Share Unit”) that is outstanding or payable as of the Appointment Time (collectively, the “Share Units”) will be adjusted and converted into a right of each holder to receive an amount in cash equal to the product of (i) the total number of Shares of ICG common stock underlying such Share Units and (ii) the Merger Consideration, less any required withholding Taxes. Payment in respect of such Share Units shall be made promptly (and in any event within fifteen business days)

following the Appointment Time, provided that all amounts payable with respect to any Share Units will be paid in accordance with the ICG Stock Plan subject to limited exceptions required by law or payment elections under the ICG Stock Plan.

Short-Form Merger Procedure.  Section 253 of the DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a “short-form” merger with that subsidiary without the action of the other stockholders of the subsidiary. Under the terms of the Merger Agreement, if Arch, Merger Sub or any of their respective subsidiaries hold, in the aggregate, a number of Shares equal to or greater than the 90% of the outstanding Shares, then ICG, Arch and Merger Sub will take all necessary and appropriate action to cause the Merger to become effective promptly, without a meeting of the stockholders of ICG, in accordance with Section 253 of the DGCL.

Vote Required to Approve Merger; Stockholders Meeting.  If the Short-Form Threshold is not met, then, under the DGCL, the affirmative vote of the holders of at least a majority of the outstanding Shares is required to adopt the Merger Agreement. The Merger Agreement provides that if ICG stockholder adoption is required, ICG will:

•	as promptly as practicable following the Appointment Time, prepare and file with the SEC a proxy statement (the “ICG Proxy Statement”) relating to the ICG Stockholders Meeting (as defined below), which will include recommendation of the ICG Board that the stockholders vote in favor of the adoption of the Merger Agreement, and use reasonable best efforts to cause the ICG Proxy Statement to be cleared by the staff of the SEC and thereafter mailed to ICG stockholders; and

•	as promptly as reasonably practicable following the Appointment Time, take all action necessary in accordance with the DGCL and ICG’s organizational documents to duly call, give notice of, convene and hold a meeting of its stockholders (the “ICG Stockholders Meeting”).

If the Minimum Condition is satisfied and Merger Sub accepts for payment Shares tendered pursuant to the Offer, Merger Sub will have sufficient voting power to adopt the Merger Agreement at a meeting of the stockholders of ICG without the affirmative vote of any other ICG stockholder. Under the terms of the Merger Agreement, Arch has agreed to vote, or cause to be voted, all of the Shares then owned by it, Merger Sub and any of their respective subsidiaries, in favor of adoption of the Merger Agreement.

Certificate of Incorporation, Bylaws, Directors and Officers.  At the Effective Time, the certificate of incorporation of ICG will be amended and restated so as to read in the form attached to the Merger Agreement, and as so amended will be the certificate of incorporation in the surviving corporation of the Merger until thereafter amended in accordance with applicable law. The bylaws of Merger Sub, as in effect immediately prior to the Effective Time will be the bylaws of the surviving corporation of the Merger until thereafter amended in accordance with applicable law. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors of Merger Sub immediately prior to the Effective Time will be the initial directors of the surviving corporation in the Merger and (ii) the officers of ICG immediately prior to the Effective Time will continue as the officers of the surviving corporation in the Merger.

Representations and Warranties.  In the Merger Agreement, ICG has made customary representations and warranties to Arch and Merger Sub, including representations relating to its corporate existence and power, subsidiaries, capitalization, corporate authorization, board approvals, governmental authorization, non-contravention, SEC filings and financial statements, the Sarbanes-Oxley Act of 2002, the absence of undisclosed material liabilities, the absence of certain changes, compliance with applicable laws, permits, regulatory compliance, employee benefit plans and ERISA, taxes, environmental matters, litigation, real property, intellectual property, labor matters, information to be included in the ICG Proxy Statement, the Schedule 14D-9 and other documents to be filed in connection with the transactions contemplated by the Merger Agreement, material contracts, affiliate transactions, insurance, voting requirements, takeover statutes, brokers’ fees, the opinion of its financial advisor, unlawful or corrupt payments and the absence of any additional representations to Arch or Merger Sub. Arch and Merger Sub have made customary representations and warranties to ICG with respect to, among other matters, their corporate existence and power, ownership and operations of Merger Sub, corporate authorization, governmental authorization, non-contravention, information to be included in the ICG Proxy Statement, the Offer documents and other documents to be filed in connection with the transactions contemplated by the Merger Agreement, the financial ability to complete the transactions contemplated by the Merger Agreement, the absence of a voting requirement, brokers’ fees, solvency upon and immediately after consummating the transactions contemplated by the Merger Agreement, and the absence of any additional representations to ICG.

Operating Covenants.  Pursuant to the Merger Agreement, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, if any, ICG will, and will cause each of its subsidiaries to (unless otherwise required by applicable law, consented to in writing by Arch (which consent may not be unreasonably withheld, delayed or conditioned) or expressly permitted by the Merger Agreement), conduct its business in all material respects in the ordinary course consistent with past practice and in compliance with all applicable laws and, to the extent consistent therewith, use its reasonable best efforts to maintain and preserve intact its business organization and goodwill, keep available the services of its current officers and other key employees and preserve its relationships with significant customers, suppliers, distributors and other persons having business dealings with it, and governmental entities having regulatory dealings with it, and keep in force the permits and insurance policies of ICG and its subsidiaries. The Merger Agreement also contains specific restrictive covenants as to certain impermissible activities of ICG from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, if any, which provide that, subject to certain exceptions as set forth in the Merger Agreement, ICG and each of its subsidiaries will not, among other things: (i) declare, set aside or pay any dividends on or make any other distributions in respect of any of its capital stock, (ii) issue, sell, pledge, deliver, transfer, dispose or encumber any shares of capital stock; (iii) amend ICG’s certificate of incorporation or bylaws or the similar organizational documents of any subsidiaries of ICG; (iv) purchase an equity interest in or a substantial portion of the assets of any other persons if the aggregate consideration of all such transactions would exceed $25 million or merge or consolidate with another person; (v) dispose of rights, properties or assets, other than in the ordinary course of business; (vi) enter into commitments for capital expenditures in excess of $40 million in the aggregate; (vii) incur, redeem, repurchase, or modify in any material respect the terms of, any indebtedness; (viii) increase the compensation or benefits payable to any current or former employee, director or officer; (ix) change certain accounting practices; (x) make, change or rescind any express or deemed election with respect to taxes; (xi) make any settlement payments in excess of $2 million individually or $5 million in the aggregate; (xii) make any loans or forgive any material indebtedness; (xiii) adopt a plan to liquidate or dissolve; (xiv) materially amend or terminate, or grant material waivers under, any material contract; (xv) enter into material interest rate swaps or other hedging arrangements or (xvi) authorize, commit or agree to do any of the foregoing.

Access to Information.  From the date of the Merger Agreement until the Effective Time or the date, if any, on which the Merger Agreement is terminated, ICG and its subsidiaries will, upon reasonable notice and subject to the terms of the Confidentiality Agreement (as defined below), provide to Arch and Merger Sub and their respective Representatives (as defined below) reasonable access during normal business hours to its properties, books, contracts, commitments, personnel and records, and other information concerning its business, properties and personnel as Arch or Merger Sub may reasonably request. However, ICG and its subsidiaries will not be required to provide access to or disclose information where such entity reasonably believes that such access or disclosure would jeopardize the attorney-client privilege or contravene any law or agreement to which it is a party, provided that such entity will use its reasonable best efforts to obtain any required consents and take such other action to permit such access or disclosure.

No Solicitation Provisions.  Pursuant to the Merger Agreement, ICG agreed to (i) immediately cease and cause to be terminated any existing activities, discussions and negotiations with any person and its Representatives conducted prior to the date of the Merger Agreement that might be ongoing with respect to, or that might reasonably be expected to lead to, any ICG Takeover Proposal (as defined below), (ii) terminate all physical and electronic dataroom access previously granted to any such parties and their Representatives and (iii) request the prompt return or destruction of all information previously furnished to any such person or its Representatives. ICG has also agreed that from the date of the Merger Agreement, neither it nor any of its subsidiaries will (and has agreed not to authorize or permit its directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors, financing sources and representatives (collectively, the “Representatives”) to), directly or indirectly:

•	solicit, initiate or knowingly encourage, or knowingly take any action designed to facilitate, any inquires or the making of any proposal that constitutes, or would reasonably be expected to lead to, an ICG Takeover Proposal;

•	enter into any agreement with respect to any ICG Takeover Proposal or any agreement requiring the abandonment, termination or failure to consummate the Merger or any other transaction contemplated by the Merger Agreement;

•	initiate or participate in any discussions or negotiations regarding, or furnish, or disclose to any person any information with respect to, or knowingly take any other action to facilitate the making of any proposal that constitutes, an ICG Takeover Proposal;

•	waive, terminate, modify or fail to enforce any provision of any “standstill” or similar obligation of any person with respect to ICG or any of its subsidiaries; or

•	authorize any of, or commit or agree to do any the foregoing.

Notwithstanding the foregoing, if prior to the Appointment Time, in response to an unsolicited bona fide written ICG Takeover Proposal that the ICG Board determines in good faith, after consultation with its legal and financial advisors, constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below), and which ICG Takeover Proposal was made after the date of the Merger Agreement and did not otherwise result from any material breach of the Merger Agreement, ICG may, if and to the extent that its board of directors determines in good faith, after consultation with its legal and financial advisors, that it is required to do so in order to comply with its fiduciary duties under the DGCL, furnish information with respect to ICG and its subsidiaries to the person making the ICG Takeover Proposal and engage in discussions or negotiations with such person regarding the ICG Takeover Proposal, provided that such information is furnished pursuant to a confidentiality agreement that is not less restrictive than the Confidentiality Agreement, provided, further, that all information that is furnished to such person must be provided to Arch at substantially the same time (if such information has not already been furnished to Arch).

Pursuant to the terms of the Merger Agreement, neither the ICG Board nor any committee thereof will (i) (a) withdraw or qualify (or modify in a manner adverse to Arch), or publicly propose to withdraw or qualify (or modify in a manner adverse to Arch), the approval, recommendation or declaration of advisability by such board of directors or any such committee thereof of the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement, (b) recommend, adopt or approve, or publicly propose to recommend, adopt or approve, or fail to reject, any ICG Takeover Proposal or (c) make any other public statement in connection with the ICG Stockholders Meeting inconsistent with the ICG Board Recommendation (any such action, an “ICG Adverse Recommendation Change”) or (ii) approve or recommend, or propose to approve or recommend, or allow ICG or any of its subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar agreement, constituting or related to, or that is intended to or would reasonably be expected to lead to, any ICG Takeover Proposal, or requiring ICG to abandon, terminate, delay or fail to consummate or that would otherwise impede, interfere with or be inconsistent with, the Merger or any other transaction contemplated by the Merger Agreement or requiring ICG to fail to comply with the Merger Agreement (any such agreement, an “Acquisition Agreement”).

Notwithstanding the foregoing, prior to the Appointment Time, if the ICG board of directors determines in good faith, after consultation with outside counsel and a financial advisor of nationally recognized reputation, that failure to enter into an Acquisition Agreement could result in a breach of its fiduciary duties under applicable law, it may (i) terminate the Merger Agreement and cause ICG to enter into an Acquisition Agreement with respect to a Superior Proposal or (ii) in response to an Intervening Event (as defined below) or an ICG Takeover Proposal that constitutes a Superior Proposal, make an ICG Adverse Recommendation Change, if (a) ICG provides notice to Arch advising Arch that the ICG Board intends to take such action and specifying the reasons therefor and including the most recent version of any related proposed agreement or a summary of the terms and conditions of the Superior Proposal or a detailed description of the Intervening Event, (b) for a period of three business days following Arch’s receipt of such a notice, ICG negotiates with Arch in good faith to make adjustments to the Merger Agreement as would allow the ICG Board to proceed pursuant to the terms of the Merger Agreement and not make an ICG Adverse Recommendation Change or terminate the Merger Agreement and (c) at the end of such three business day period, the ICG Board determines in good faith, after consultation with outside counsel and a financial advisor of nationally recognized reputation, that the ICG Takeover Proposal constitutes a Superior Proposal or determines in good faith, after consultation with outside counsel, that a failure to make an ICG Adverse Recommendation Change would constitute a breach of its fiduciary duties under applicable law. Upon entering into such Acquisition Agreement in connection with a Superior Proposal, ICG may be required to pay Arch the Termination Fee (as defined below).

ICG must promptly (and in any event within twenty-four hours of receipt) advise Arch and Merger Sub orally and in writing of the receipt, directly or indirectly, of any inquiries, requests, discussions, negotiations or proposals relating to an ICG Takeover Proposal, or any request for nonpublic information relating to ICG or any of its subsidiaries from a person that informs ICG that it plans to make an ICG Takeover Proposal. Such notice must include the material terms and conditions thereof and will include a copy of any written inquiry, request or proposal and copies of any information provided to or by any third party relating thereto. ICG is also required to keep Arch apprised on a current status and details or any such request, ICG Takeover Proposal or inquiry.

“ICG Takeover Proposal” means any inquiry, proposal or offer from any person relating to any (i) direct or indirect acquisition or purchase of a business that constitutes 25% or more of the net revenues, net income or the assets of ICG and its subsidiaries, taken as a whole, (ii) direct or indirect acquisition or purchase of 25% or more of any class of equity securities of ICG or any of its Subsidiaries, (iii) any tender offer or exchange offer that if consummated would result in any person beneficially owning 25% or more of any class of equity securities of the ICG or any of its subsidiaries or (iv) any merger, consolidation, business combination, asset purchase, recapitalization or similar transaction involving ICG or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement.

“Intervening Event” means a material event or circumstance that was not known to the ICG Board on the date of the Merger Agreement, which event or circumstance, or any material consequences thereof, becomes known to the ICG Board prior to the Appointment Time; provided, however, that in no event shall the receipt, existence or terms of an ICG Takeover Proposal or any matter relating thereto, constitute an Intervening Event.

“Superior Proposal” means a bona fide written proposal from any person or group to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, a majority of the combined voting power of ICG then outstanding or a majority of the assets of ICG that the ICG Board determines in its good faith judgment after consulting with its legal and financial advisors would be more favorable from a financial point of view to the stockholders of ICG than the transactions contemplated by the Merger Agreement (including any changes proposed by Arch to the terms of the Merger Agreement) and is reasonably likely to receive all required governmental approvals on a timely basis and is otherwise reasonably capable of being consummated on the terms proposed.

Offer Documents.  Subject to the terms and conditions provided in the Merger Agreement, each of Arch, Merger Sub and ICG has agreed to promptly correct or supplement any information provided by it for inclusion in the Schedule TO and the other Offer documents or the Schedule 14D-9 if such information has become false or misleading in any material respect or as otherwise required by applicable law. Arch and Merger Sub also agreed with respect to the Schedule TO and the Offer documents, and ICG also agreed with respect to the Schedule 14D-9, to take all steps necessary to cause the Schedule TO and the other Offer documents, or the Schedule 14D-9, as applicable, as so corrected, to be filed with the SEC and disseminated to the ICG stockholders, in each case to the extent required by the Exchange Act. Arch and Merger Sub, on the one hand, and ICG, on the other hand, agreed to give the other and its counsel reasonable opportunity to review the Schedule TO and the other Offer documents, or the Schedule 14D-9, as applicable, before such documents are filed with the SEC, and to give due consideration to all the reasonable additions, deletions or changes suggested thereto by the other and its counsel. In addition, Arch and Merger Sub, on the one hand, and ICG, on the other hand, agreed to promptly provide the other and its counsel with copies of any written comments, and to inform the other of any oral comments, that it may receive from time to time from the SEC or its staff, and to give the other and its counsel a reasonable opportunity to participate in the response to those comments.

Reasonable Best Efforts, Cooperation.  ICG, Arch and Merger Sub have agreed in the Merger Agreement to use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as reasonably practicable, the transactions contemplated by the Merger Agreement and to obtain satisfaction or waiver of the conditions to the Offer and conditions precedent to the Merger, including: (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from governmental entities and the making of all necessary registrations and filings and taking of all steps as may be necessary to obtain an approval or waiver from or to avoid an action or proceeding by any governmental entity, (ii) the obtaining of all necessary consents, approvals and waivers from third parties and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement. Pursuant to the Merger Agreement “reasonable best efforts” includes requiring the parties (i) to sell, hold separate or otherwise dispose of, or conduct the businesses of ICG, Arch or any of their respective affiliates in a manner which would resolve such objections or suits or (ii) agree to do or permit the doing of the same; provided, however, that no party shall be required to take any such action that is not conditioned upon the consummation of the Merger or that would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect (as defined below) with respect to ICG or Arch. Both ICG and Arch have agreed to make an appropriate filing under the HSR Act with respect to the transactions contemplated by the Merger Agreement as promptly as reasonably practicable and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

In connection with the foregoing, each of ICG and Arch have agreed to use reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) keep the other party informed in all material respects of any material communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “Antitrust Division”) or any other governmental entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding the transactions contemplated by the Merger Agreement and (iii) permit the other party to review any material communication given by it to, and consult with each other in advance of any meeting or conference with, any such governmental entity or in connection with any proceeding by a private party, subject to the provisions of the Confidentiality Agreement and the preservation of each party’s attorney-client, work-product or other privilege, and the protection of any competitively sensitive information.

Indemnification and Insurance.  Arch and the surviving corporation in the Merger have agreed that all rights to indemnification including advancements and reimbursements of expenses and exculpation from liability relating to, resulting from or arising out of (i) acts or omissions occurring at or prior to the Appointment Time and (ii) Claims (as defined below) existing as of the date of the execution of the Merger Agreement in favor of current or former directors, officers, employees, agents or fiduciaries with respect to any employee benefit plan of ICG and its subsidiaries (collectively, the “Indemnified Parties”) as provided in their respective organizational documents or in indemnification or other agreements containing indemnification agreements in effect as of the date of the Merger Agreement, will be assumed by the surviving corporation in the Merger as of the Effective Time and will continue in full force and effect with any further action. These instruments containing these rights to indemnification may not be amended or otherwise modified in any manner that would adversely affect any indemnification right thereunder of any Indemnified Party. Arch and the surviving corporation in the Merger have agreed to indemnify to the fullest extent permitted by law and hold harmless, any Indemnified Party against any losses, claims, damages, liabilities, judgments, amounts paid in settlements, penalties and any amount owing or paid in connection with any threatened or actual claim, action, suit proceeding, investigation, judgment or settlement (a “Claim”), arising out of or pertaining to (i) the fact that such Indemnified Party was a director, officer, employee or agent of ICG or any of its subsidiaries or any of their respective predecessors, a fiduciary with respect to any employee benefit plan maintained by any of the foregoing or (ii) the Merger Agreement or any transactions contemplated thereby. In addition, the surviving corporation in the Merger assumes all liability for losses, claims, damages, liabilities or expenses arising under certain existing litigation of ICG.

For six years following the Effective Time, the surviving corporation in the Merger will maintain in effect policies of directors’ and officers’ liability insurance covering acts or omissions prior to the Effective Time with respect to the Indemnified Parties providing coverage on terms and in amounts no less favorable than those of the ICG’s current coverage; provided that (i) neither Arch nor the surviving corporation will be obligated to make aggregate annual premium payments for such insurance to the extent such premiums exceed 350% of the aggregate annual premiums paid by ICG for such insurance, (ii) if the annual premiums of such insurance coverage exceed such amount, Arch will maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an aggregate annual premium not to exceed such 350% amount and (iii) at Arch’s option in lieu of the foregoing, the surviving corporation may obtain a directors’ and officers’ liability insurance “tail” insurance program for a period of six years after the Effective Time that provides similar coverage in all material respects to the coverage described above.

Public Announcements.  Under the Merger Agreement, Arch and ICG have agreed to consult with each other before holding any press conferences, analyst calls or other public meetings or discussions and before publishing any press releases or other public announcements related to the transactions contemplated by the Merger Agreement, other than certain employee communications. The parties have agreed to provide each other the opportunity to review and comment upon any press release, public announcement or statement related the transactions contemplated by the Merger Agreement and to refrain from issuing any such press release or other public statement prior to such consultation, except as may be required by law, court process or the obligations of a national securities exchange.

Transaction Litigation.  Under the Merger Agreement, ICG, Arch and Merger Sub have agreed to cooperate and consult with one another, to the fullest extent possible, in connection with any stockholder litigation against any of them or their respective directors or officers with respect to the transactions contemplated by the Merger Agreement. ICG has agreed to allow Arch to participate in the defense or settlement of any such litigation and to not compromise or settle any litigation commenced against it relating to the Merger Agreement or the transactions contemplated thereby without Arch’s prior written consent (which is not be unreasonably withheld, delayed or conditioned).

Section 16 Matters.  Arch and ICG will take all steps reasonably necessary to cause the transactions contemplated by the Merger Agreement and any other dispositions of equity securities of ICG in connection with the Merger Agreement by each individual who is a director or officer of ICG to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Employee Matters.

ICG Employees.  Until December 31, 2011, Arch has agreed to, or to cause the surviving corporation in the Merger to, provide, compensation and benefits to employees and former employees of ICG and its subsidiaries (the “ICG Employees”) that are no less favorable, in the aggregate, than the compensation and benefits provided to such ICG Employees immediately prior to the Effective Time. For the period beginning on January 1, 2012 through June 30, 2013, Arch will, or will cause the surviving corporation in the Merger to, provide compensation and benefits to the ICG Employees that are substantially similar in the aggregate to the compensation and benefits provided to similarly situated employees of Arch as of January 1, 2012. None of the foregoing shall prevent Arch or the surviving corporation in the Merger from terminating any ICG

Employee, subject to compliance with the terms of any applicable severance arrangement applicable to such ICG Employee.

Benefit Plans.  Arch has agreed that it will, and will cause the surviving corporation in the Merger to, honor in accordance with their terms each material bonus, pension, profit sharing, deferred compensation, incentive compensation, equity ownership, stock purchase, stock option, equity-based compensation, retirement, vacation, employment, disability, death benefit, flexible spending account, hospitalization, medical, life insurance, welfare, change of control, retention, severance or other employee benefit plan, policy, program, agreement, arrangement or understanding, whether or not subject to the Employee Retirement Income Security Act of 1974, as amended, in each case sponsored or maintained by ICG or any of its subsidiaries or to which ICG or any of its subsidiaries contributes or is obligated to contribute for the benefit of any ICG Employee, and with respect to which ICG or any of its subsidiaries has any liability, in each case other than a multiemployer plan (collectively, the “ICG Benefit Plans”), including any rights or benefits arising as a result of the transactions contemplated by the Merger Agreement. However, in respect of those ICG Benefit Plans that provide post-retirement medical benefits to ICG Employees at an ICG location prior to the closing date of the Merger (each a “Retiree Medical Plan”), Arch may, or may cause the surviving corporation in the Merger to, provide such coverage under either the ICG Benefit Plan or a program maintained by Arch for similarly situated employees.

Credit for Service.  Arch has agreed that it will and will cause its affiliates to, provide credit for each ICG Employee’s length of service with ICG (as well as service with any predecessor employer of ICG or any of its affiliates, to the extent such service is recognized by ICG or such of its affiliates) for all purposes (including eligibility, vesting and benefit level, but not for purposes of any benefit accrual under any cash balance or defined benefit plan) under each plan, program, policy or arrangement of Arch and its affiliates to the same extent that such services was recognized under a similar plan, program, policy or arrangement of ICG or any of its affiliates, except where such recognition would result in duplication of benefits or would be deemed to allow any ICG Employee to participate in a Retiree Medical Plan of Arch or the surviving corporation in the Merger that ceased to allow new participants on a date prior to the closing date of the Merger.

Welfare Plans.  To the extent permitted by applicable law, Arch has agreed that it will cause each of its and its affiliates’ benefit plans in which any ICG Employee participates that is a health and welfare plan to: (i) waive all limitations as to preexisting conditions, exclusions and service conditions (other than any Retiree Medical Plans) with respect to coverage and participation requirements applicable to ICG Employees (other than those that were in effect prior to the closing date of the Merger under the corresponding ICG Benefit Plan), (ii) honor any payments, charges and expenses of such ICG Employees that were applied to the applicable deductible and out-of-pocket maximums under the corresponding ICG Benefit Plan during the calendar year in which the Effective Time occurs and (iii) with respect to any medical plan (other than any Retiree Medical Plan), waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to the extent such ICG Employee had satisfied any similar limitation under the corresponding ICG Benefit Plan or to extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable ICG Benefit Plan immediately prior to the Effective Time.

Annual Bonus Program.  Under the Merger Agreement, Arch has agreed that within fifteen calendar days following the closing date of the Merger, it will, or will cause the surviving corporation in the Merger to, make a payment to each participant in ICG’s 2011 annual bonus program in amount equal to the greater of (i) the actual amount due to such employee under the terms of the such annual bonus program based on performance through the closing date of the Merger, assuming (a) full achievement of all individual performance goals, (b) full payment in respect of the discretionary component of such bonus, (c) without regard to any negative discretion under ICG’s 2011 annual bonus program to adjust the bonus amount and (d) without regard to any changes relating to, or arising from, the transactions contemplated by the Merger Agreement and (ii) the participant’s target bonus amount under ICG’s 2011 annual bonus program. Such payment amount shall be prorated based on the number of days between January 1, 2011 and the closing date of the Merger.

Financing.  Under the Merger Agreement, Arch has agreed to use, and to cause its affiliates to use, reasonable best efforts to take all actions and to do all things necessary, proper and advisable to maintain the Financing Commitment (as defined in the Merger Agreement) and to arrange the Financing (as defined in the Merger Agreement) on the terms and conditions described in the Financing Commitment. Arch has agreed not to reduce the amount of Financing to below the amount required to consummate the transactions contemplated by the Merger Agreement. Arch has also agreed to notify ICG within twenty-four hours in the event that any portion of the Financing becomes unavailable or if Arch becomes aware that any portion of the Financing will be unavailable. In such event, Arch will use its reasonable best efforts to obtain, as promptly as practicable, any such unavailable portion of the Financing from alternative sources on terms that would enable it to consummate the transactions contemplated by the Merger Agreement. Arch agreed to refrain, and to cause its affiliates to refrain, from taking any action that would reasonably be expected to result in a failure of any of the conditions contained in the Financing Commitment or in any definitive agreement related to the Financing.

Under the Merger Agreement, ICG has agreed to use its commercially reasonable efforts to cause its Representatives and the Representatives of its subsidiaries to provide reasonable cooperation in connection with the Financing as requested by Arch, including by providing certain financial information and assisting in the preparation of certain documents and materials in connection with the Financing. In addition, Arch has agreed to use its reasonable best efforts to cause the Marketing Period (as defined in the Merger Agreement), the completion of which is a condition to the Offer (see Section 15 — “Conditions to the Offer”), to commence as promptly as practicable following the date of the Merger Agreement.

Under the Merger Agreement, Arch and Merger Sub have acknowledged and agreed that neither the obtaining of the Financing, nor the completion of any issuance of securities contemplated by the Financing, is a condition to the Closing, and reaffirm their obligations to consummate the transactions contemplated by the Merger Agreement, irrespective and independently of the availability of the Financing.

Debt Tender Offer.  Pursuant to the terms of the Merger Agreement, ICG has agreed to, and to cause its subsidiaries to, use their respective commercially reasonable efforts to commence, promptly after a written request by Arch to do so, tender offers and relates consent solicitations with respect to all of the $200 million aggregate principal amount of its 9.125% Senior Secured Second Priority Notes due 2018 (the “2018 Notes”) on terms and conditions specified by Arch (the “Debt Offers”). The closing of the Debt Offers shall be conditioned on the completion of the Merger and shall be consummated in compliance with applicable securities laws. ICG agrees to provide cooperation with respect to the Debt Offers, including preparation of all necessary documentation. If requested in writing by Arch and as permissible under the applicable indentures, ICG will optionally redeem or satisfy, discharge and defease the 2018 Notes, provided that such actions shall not be required unless they can be conditioned upon the occurrence of the Appointment Time.

Arch has acknowledged and agreed in the Merger Agreement that neither the pendency nor the consummation of any Debt Offer or the redemption, satisfaction, discharge or defeasance with respect to the 2018 Notes is a condition to Arch’s obligations to consummate the Merger or the other transactions contemplated by the Merger Agreement.

Takeover Statute.  The Merger Agreement provides that, if any state anti-takeover law or regulation becomes applicable to the Merger Agreement or any transaction contemplated thereby, then the ICG Board shall use its reasonable best efforts to render such statute or regulation (or the relevant provisions thereof) inapplicable so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated thereby.

Conditions to the Offer.  See Section 15 — “Conditions to the Offer.”

Conditions to the Merger.  The obligations of each party to consummate the Merger are subject to the satisfaction of the following conditions (any of which may be waived in whole or in part by Arch, Merger Sub and ICG, as the case may be, to the extent permitted by applicable law): (i) to the extent required by the DGCL, the Merger Agreement must have been adopted by the vote of the holders of outstanding shares of ICG common stock, voting together as a single class, representing at least a majority of all votes entitled to be cast thereupon by holders of the outstanding ICG common stock; (ii) no judgment, order, decree or law entered, enacted, promulgated, enforced or issued by any court of other governmental entity of competent jurisdiction or other legal restraint or prohibition shall be in effect that prohibits the consummation of the Merger; and (iii) Merger Sub must have accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer (including pursuant to any “subsequent offering period” provided by Merger Sub pursuant to the Merger Agreement).

Termination.  The Merger Agreement may be terminated as follows: (i) by mutual written consent of both Arch and ICG at any time prior to the Effective Time; (ii) by either Arch or ICG if the Appointment Time has not occurred on or before the Outside Date; provided that the right to terminate pursuant to this clause (ii) will not be available to any party whose breach of any provision of the Merger Agreement principally causes the failure of the Offer to be consummated by such time, provided, further that if the HSR Condition has not been fulfilled by the Outside Date, the Outside Date will be automatically extended to November 2, 2011; (iii) by either Arch or ICG if any governmental entity of competent jurisdiction shall have issued a final, non-appealable order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Merger Agreement, except that no party may seek to terminate the Merger Agreement pursuant to this clause (iii) if such party’s breach of its obligations principally contributed to the occurrence of such order; (iv) by either Arch or ICG if (a) at any then-scheduled expiration of the Offer, (b) each condition to the Offer (other than the Minimum Condition) has been satisfied or waived, (c) the Minimum Condition shall not have been satisfied and (d) no further extensions or re-extensions of the Offer are permitted or required under the terms of the Merger Agreement; (v) by Arch if, prior to the Appointment Time, ICG has breached or failed to perform any of its covenants or other agreements contained in the Merger Agreement or there exists a breach of any representation or warranty of ICG made pursuant to the Merger Agreement, such that any of the conditions to the Offer would not be satisfied, which breach is not cured or satisfied within 30 days of written notice thereof or is not capable of being cured by the Outside Date; (vi) by Arch if (a) the ICG Board has made an ICG Adverse Recommendation Change, (b) ICG has breached the provisions described above under “— No Solicitation”, (c) ICG or the ICG Board approves or recommends to enter into an Acquisition Agreement with respect to any ICG Takeover Proposal, (d) any tender offer or exchange offer is commenced by any third party with respect to the outstanding ICG common stock prior to the Appointment Time and the ICG Board has not recommended that the stockholders reject such offer within ten business days of the commencement of such offer, unless it has released a press release that expressly reaffirms the ICG Board Recommendation within such ten business day period, or (e) ICG or ICG Board publicly proposes or announces its intention to do any of the foregoing; (vii) by Arch, if prior to the Appointment Time, a Material Adverse Effect on ICG has occurred or exists, which is incapable of being cured by the Outside Date; (viii) by ICG if, prior to the Appointment Time, Arch or Merger Sub has breached or failed to perform any of their covenants or other agreements contained in the Merger Agreement or there exists a breach of any representation or warranty of Arch or Merger Sub made pursuant to the Merger Agreement, that would reasonably be expected to prevent, or materially impair, the ability of either Arch or Merger Sub to consummate the transactions contemplated by the Merger Agreement, which breach is not cured or satisfied within 30 days of written notice thereof or is not capable of being cured by the Outside Date; or (ix) by ICG if, prior to the Appointment Time, it has received a Superior Proposal and the ICG Board has determined in good faith (after consulting with its outside legal counsel and financial advisors) that the failure to accept such Superior Proposal is reasonably likely to be inconsistent with the fiduciary duties of the members of the ICG Board under applicable law, after complying in all material respects with the provisions described above under “— No Solicitation.”

“Material Adverse Effect” with respect to ICG means any changes, effects, events, circumstances, states of facts, occurrences or developments that, individually or taken together, materially adversely affect the business, assets, properties, liabilities, financial condition or results of operations of the ICG and its subsidiaries, taken as a whole, excluding any change, effect, event, circumstance, state of facts, occurrence or development to the extent that it results from or arises in connection with (i) changes or conditions generally affecting the coal industry, (ii) general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions (including prevailing interest rates, access to capital and commodity prices), in each case in the United States or any foreign jurisdiction, (iii) any failure, in and of itself, by such party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect or Material Adverse Effect on ICG), (iv) the execution and delivery of the Merger Agreement or the public announcement or pendency of the Offer and the Merger (provided, however, that the exceptions in this clause (iv) shall not apply to that portion of any representation or warranty contained in the Merger Agreement to the extent that the purpose of such portion of such representation or warranty is to address the consequences resulting from the execution and delivery of the Merger Agreement, the public announcement or pendency of the Offer and the Merger or the performance of obligations or satisfaction of conditions under the Merger Agreement), (v) any change, in and of itself, in the market price or trading volume of such party’s securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect or Material Adverse Effect on ICG), (vi) any change in applicable law, regulation or GAAP (as defined in the Merger Agreement) (or authoritative interpretation thereof), (vii) geopolitical conditions, the outbreak of a pandemic or other widespread health crisis, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of the Merger Agreement, (viii) any hurricane, tornado, flood, earthquake, volcano eruption or natural disaster, or (ix) relating to the outcome of any litigation or other proceeding described in the ICG Disclosure Letter or the ICG SEC Documents (each as defined in the Merger Agreement) to the extent the outcome of such litigation or proceeding can reasonably be expected based on the factual description of such litigation or other proceeding in the ICG Disclosure Letter or the ICG SEC Documents (but excluding any forward-looking disclosures set forth in any risk factor section, any disclosures in any section relating to forward looking statements and any other similar disclosures included therein to the extent that they are predictive or forward-looking in nature), except, in the case of clauses (i), (ii), (vi), (vii) and (viii), only to the extent such changes, effects, events, circumstances, states of facts, occurrences or developments affect ICG and its subsidiaries, taken as a whole, to a disproportionate degree relative to other competitors in the coal industry.

“Material Adverse Effect” with respect to Arch means any changes, effects, events, circumstances, states of facts, occurrences or developments that, individually or in the aggregate, would reasonably be expected to prevent, or materially impair, the ability of either Arch or Merger Sub to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Fees and Expenses.  All fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses, except that Arch and ICG will each bear and pay one-half of the costs and expenses incurred in connection with the filing, printing and mailing of the Schedule TO and the other Offer documents and the Schedule 14D-9.

Termination Fee.  ICG shall pay Arch a non-refundable termination fee equal to $115 million, payable by wire transfer: (i) if the Merger Agreement is terminated pursuant to (vi) of the section entitled “— Termination” above, which fee shall be paid no later than two business days after the date of such termination; (ii) if the Merger Agreement is terminated pursuant to clause (ix) of the section entitled “— Termination” above, which fee shall be paid contemporaneously with the termination of the Merger Agreement; or (iii) if the Merger Agreement is terminated pursuant to clause (ii), clause (iv) or clause (v) of the section entitled “— Termination” above, and (a) prior to such termination, an ICG Takeover Proposal has been made known to ICG or been made directly to the stockholders of ICG generally or any person has publicly announced an intention (whether or not conditional) to make an ICG Takeover Proposal, and (b) (1) within 12 months of such termination ICG or any of its subsidiaries enters into a definitive agreement with respect to any ICG Takeover Proposal, (2) any ICG Takeover Proposal is consummated or (3) the ICG Board recommends an ICG Takeover Proposal.

Amendment.  The Merger Agreement may be amended or waived by written agreement of ICG, Arch and Merger Sub; provided that after the receipt of the affirmative vote of the holders of at least a majority of the outstanding Shares to adopt the Merger Agreement (if required under Delaware law), if any amendment or waiver requires further approval of the ICG stockholders, the effectiveness of the amendment or waiver will also require the approval of the ICG stockholders.

Extension; Waiver.  At any time prior to the Effective Time, any party to the Merger Agreement may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties made to such party or parties contained in the Merger Agreement or in any document delivered pursuant thereto or (iii) subject to the proviso in the section entitled “— Amendment” above, waive compliance with any of the agreements or conditions for the benefit of such party or parties contained in the Merger Agreement. Any such agreement to extend or waive must be set forth in an instrument in writing signed on behalf of such party. The failure of any party to the Merger Agreement to assert any of its rights under the Merger Agreement will not constitute a waiver of such rights.

Other Agreements

Tender and Voting Agreements.  In order to induce Arch and Merger Sub to enter into the Merger Agreement, (i) certain affiliates of WL Ross & Co. LLC who collectively own approximately 6% of the outstanding stock of ICG have entered into a tender and voting agreement with Arch and Merger Sub and (ii) certain affiliates of Fairfax Financial Holdings Limited who collectively own approximately 11% of the outstanding stock of ICG have also entered into a tender and voting agreement with Arch and Merger Sub, pursuant to which these stockholders have agreed to, among other things, tender their Shares of ICG’s common stock into the Offer and vote their Shares of ICG’s common stock in favor of adopting the Merger Agreement, if applicable. The stockholders party to the tender and voting agreements have agreed to comply with certain restrictions on the disposition of such Shares, subject to the terms and conditions contained therein. Pursuant to their terms, the tender and voting agreements will terminate upon the earlier of (i) notice of the termination of the Merger Agreement, (ii) a change in recommendation by the ICG Board, (iii) the termination or expiration of the Offer, without any Shares being accepted for payment and (iv) the consummation of the Merger.

The foregoing description of the tender and voting agreements does not purport to be complete and is qualified in its entirety by reference to the tender and voting greements, copies of which have been included as exhibits to the Schedule TO, which you may examine and copy as set forth in Section 8 — “Certain Information Concerning ICG” above.

Confidentiality Agreement.  Arch and ICG entered into a non-disclosure agreement dated as of February 25, 2011, as supplemented by a letter agreement between Arch and ICG dated as of March 15, 2011 (the “Confidentiality Agreement”), which governs the disclosure of any confidential information concerning the other party to other persons. As a condition to being furnished confidential information of the other party, in the Confidentiality Agreement, each of Arch and ICG agreed, among other things, to keep such confidential information confidential and to use it only for specified purposes. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which has been included as an exhibit to the Schedule TO.

14.  Dividends and Distributions.

As discussed in Section 13 — “The Transaction Documents — The Merger Agreement — Operating Covenants,” pursuant to the Merger Agreement, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, ICG has agreed not to (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividends on, make any other distributions in respect of, any of its capital stock, (iii) subject to certain exceptions, purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire such shares or other securities or (iv) subject to certain exceptions, issue, sell, pledge, deliver, transfer, dispose or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities.

15.  Conditions to the Offer.

Notwithstanding any other provision of the Offer, Merger Sub is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), required to pay for any tendered Shares if at any then-scheduled expiration of the Offer:

(i) the Minimum Condition is not satisfied;

(ii) the HSR Condition is not satisfied;

(iii) any judgment, order, decree or law shall have been entered, enacted, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition shall be in effect enjoining or otherwise preventing the making of the Offer, the acceptance for payment of any Shares by Arch, Merger Sub or any other affiliate of Arch, the consummation of the Top-Up Option, the consummation of the Merger, Arch or Merger Sub’s full rights of ownership and voting of the Shares or Arch or Merger Sub’s ownership or operation of ICG, other than the application of the applicable waiting periods under the HSR Act;

(iv) any of the representations and warranties of ICG contained in (a) Section 3.1 (Organization, Standing and Corporate Power), Section 3.4 (Authority; Noncontravention), Section 3.19 (Voting Requirement), Section 3.20 (State Takeover Statutes) or Section 3.22 (Brokers) of the Merger Agreement was not (as of the date of the Merger Agreement), or is not (as of such then-scheduled expiration of the Offer as though made at such time), true and correct in all material respects (except to the extent such representations and warranties relate to an earlier date, in which case such representations and warranties relate to such earlier date), (b) Section 3.3 (Capital Structure) of the Merger Agreement was not (as of the date of the Merger Agreement), or is not (as of such then-scheduled expiration of the Offer as though made at such time), true and correct in all but de minimis respects (except to the extent such representations and warranties relate to an earlier date, in which case such representations and warranties relate to such earlier date) or (c) the first sentence of Section 3.6 (Absence of Certain Changes) of the Merger Agreement was not (as of the date of the Merger Agreement), or is not (as of such then-scheduled expiration of the Offer as though made at such time), true and correct in all respects (except to the extent such representations and warranties relate to an earlier date, in which case such representations and warranties relate to such earlier date);

(v) any of the representations and warranties contained in Article III of the Merger Agreement (excluding those listed above) was not (as of the date of the Merger Agreement), or is not (as of such then-scheduled expiration of the Offer as though made at such time), true and correct in all respects (except to the extent such representations and warranties relate to an earlier date, in which case such representations and warranties relate to such earlier date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect (as defined in the Merger Agreement) on ICG;

(vi) ICG shall not have performed in all material respects all of its obligations required to be performed by it under the Merger Agreement at or prior to the then-scheduled expiration of the Offer;

(vii) since the date of the Merger Agreement, there shall have occurred any change, effect, event, circumstance, state of facts, occurrence or development that, individually or taken together, has had or would reasonably be expected to result in a Material Adverse Effect on ICG;

(viii) ICG shall have failed to deliver to Arch a certificate dated the Offer Closing Date signed on its behalf by its Chief Financial Officer or Chief Executive Officer to the effect that none of the conditions set forth in clauses (iv), (v) ,(vi) and (vii) above shall have occurred and be continuing as of the expiration of the Offer;

(ix) the Merger Agreement shall have been terminated in accordance with its terms; or

(x) if the Marketing Period (as defined in the Merger Agreement) has not ended at the time of the satisfaction or waiver of the conditions set forth above (other than those conditions that by their terms are to be satisfied at the closing of the Offer).

The foregoing conditions are for the benefit of Arch and Merger Sub and may be asserted by Arch or Merger Sub regardless of the circumstances giving rise to any such conditions and may be waived by Arch or Merger Sub (other than the Minimum Condition with respect to which such waiver will only be effective with the written agreement of ICG) in whole or in part at any time and from time to time in its reasonable discretion, in each case, subject to the terms of the Merger Agreement and applicable law. The failure by Arch or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

16.  Certain Legal Matters; Regulatory Approvals.

General.  Based on Arch and Merger Sub’s examination of publicly available information filed by ICG with the SEC and other publicly available information concerning ICG, we are not aware of any governmental license or regulatory permit that appears to be material to ICG’s business that might be adversely affected by Merger Sub’s acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that such approval or other action will be sought. Except as described under — “Antitrust Compliance,” there is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to ICG’s business or certain parts of ICG’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in Section 15 — “Conditions to the Offer.”

Shareholder Litigation.  On May 9 and May 11, 2011, two putative class action lawsuits were filed in the Court of Chancery of the State of Delaware purportedly on behalf of a class of shareholders of ICG, respectively docketed as Kirby v. International Coal Group, Inc., et al., Case No. 6464 and Kramer v. Wilbur L. Ross, Jr., et al., Case No. 6470 (collectively, the “Delaware Actions”). Each of the complaints names as defendants ICG, members of the ICG Board, Arch, and Merger Sub. Each of the complaints alleges, inter alia, that the members of the ICG Board breached fiduciary duties owed to ICG’s shareholders by failing to take steps to maximize the value of ICG to its shareholders or engage in an appropriate sales process in connection with the proposed transaction and that Arch and Merger Sub aided and abetted the alleged breach. Plaintiffs seek relief that includes, inter alia, an injunction prohibiting the proposed transaction, an accounting, and costs and disbursements of the action, including attorneys’ fees and experts’ fees.

In addition, on May 9, 2011, two putative class action lawsuits were filed in the Circuit Court of Putnam County, West Virginia purportedly on behalf of a class of shareholders of ICG, docketed as Walker v. International Coal Group, Inc., et al., Case No. 11-C-123 and Huerta v. International Coal Group, Inc., et al., Case No. 11-C-124. On May 11, 2011, a putative class action lawsuit was filed in the Circuit Court of Kanawha County, West Virginia purportedly on behalf of a class of shareholders of ICG, docketed as Goe v. International Coal Group, Inc., et al., Case No. 11-C-766. On May 13, 2011, a putative class action complaint was filed in the Circuit Court of Putnam County, West Virginia purportedly on behalf of a class of shareholders of ICG, docketed as Eyster v. International Coal Group, Inc., et. al., Case No. 11-C-131 (collectively with the Walker, Huerta, and Goe actions, the “West Virginia State Court Actions”). Each of the complaints names as defendants ICG, members of the ICG Board, and Arch. The Huerta and Eyster complaints also name Merger Sub as a defendant. The Goe complaint also names certain officers of ICG,

Arch’s CEO and chairman of the board of directors, and Merger Sub as defendants. Each of the complaints alleges, inter alia, that ICG and/or the ICG directors and/or officers breached fiduciary duties owed to ICG’s shareholders by failing to take steps to maximize the value of ICG to its shareholders or engage in an appropriate sales process in connection with the proposed transaction and that Arch aided and abetted the alleged breach. The Huerta and Eyster complaints also allege that ICG and Merger Sub aided and abetted the alleged breach. The Goe complaint additionally alleges that ICG is secondarily liable for the alleged breach and that Merger Sub and Arch’s CEO and chairman of the board of directors aided and abetted the alleged breach. Plaintiffs seek relief that includes, inter alia, an injunction prohibiting the proposed transaction, rescission, and costs and disbursements of the action, including attorneys’ fees and experts’ fees.

On May 12, 2011, a putative class action lawsuit was filed in the United States District Court for the Southern District of West Virginia purportedly on behalf of a class of shareholders of ICG, docketed as Giles v. ICG, Inc., et al., Case No. 3:11-0330 (the “West Virginia Federal Court Action,” collectively with the West Virginia State Court Actions, the “West Virginia Actions”). The complaint names as defendants ICG, members of the ICG Board, Arch, and Merger Sub. The complaint alleges, inter alia, that the members of the ICG Board breached fiduciary duties owed to ICG’s shareholders by failing to take steps to maximize the value of ICG to its shareholders or engage in an appropriate sales process in connection with the proposed transaction and that ICG, Arch and Merger Sub aided and abetted the alleged breach. Plaintiff seeks relief that includes, inter alia, an injunction prohibiting the proposed transaction, an accounting, and costs and disbursements of the action, including attorneys’ fees and experts’ fees.

On May 13, 2011, defendants in the Delaware Actions and the West Virginia Actions (collectively, the “Actions”) filed motions in the Court of Chancery of the State of Delaware and the United States District Court for the Southern District of West Virginia seeking an order that the Actions proceed in a single jurisdiction, and postmarked the same motion to the Circuit Courts of Putnam and Kanawha Counties, West Virginia.

State Takeover Laws.  In general, Section 203 of the DGCL prevents an “interested stockholder” (generally, a stockholder owning 15% or more of a corporation’s outstanding voting stock or an affiliate or associate thereof) from engaging in a “business combination” (defined to include a merger or consolidation and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless (i) prior to such time the corporation’s board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder. The ICG Board has represented that it has approved the Merger Agreement and the transactions contemplated by the Merger Agreement as required to render Section 203 of the DGCL inapplicable to the Offer and the Merger. The foregoing description of Section 203 of the DGCL does not purport to be complete and is qualified in its entirety by reference to the provisions of Section 203 of the DGCL.

ICG is incorporated under the laws of the State of Delaware and its operations are conducted throughout the United States. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. ICG, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not complied with any such laws except as described herein. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 15 — “Conditions to the Offer.”

Antitrust Compliance.  Under the HSR Act and the rules that have been promulgated thereunder, certain acquisitions of voting securities or assets may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements and may not be completed until the expiration of the waiting period, discussed below, following the filing by Arch, as the ultimate parent entity of the Merger Sub, of a Premerger Notification and Report Form.

Each of Arch and ICG intend to file today a Premerger Notification and Report Form, as described above, with the FTC and the Antitrust Division for review in connection with the Offer. The antitrust filing date is May 16, 2011. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m, New York City time, on the 15th calendar day from the time of the filing of the Arch Notification and Report Form, or May 31, 2011, (unless earlier terminated by the FTC and the Antitrust Division). However, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Arch. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, ten calendar days after such request is complied with. Thereafter, such waiting period can be extended only by court order or with Arch’s consent. Although ICG is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither ICG’s failure to make those filings nor a request for additional documents or information issued to ICG by the Antitrust Division or the FTC will extend the waiting period with respect to the purchase of Shares pursuant to the Offer. If either 15-day or ten-day waiting period expires on a Saturday, Sunday or legal public holiday, then the period is extended until 11:59 p.m., New York City time, the next day that is not a Saturday, Sunday or legal public holiday. Arch intends to make a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

The Antitrust Division and the FTC routinely evaluate the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, such as seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of some of our or ICG’s assets. Private parties and state attorneys general may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result will be.

17.  Fees and Expenses.

Morgan Stanley is acting as financial advisor to Arch and as Dealer Manager for the Offer and the Merger. Morgan Stanley will not be entitled to any compensation from Arch or Merger Sub for acting as the Dealer Manager. Arch will pay Morgan Stanley a customary fee payable upon completion of the Offer and the Merger for its services as financial advisor. Arch has also agreed to reimburse Morgan Stanley for its reasonable expenses incurred in performing its services. In addition, Arch has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates, against certain liabilities and expenses in connection with Morgan Stanley’s engagement, including certain liabilities under the United States federal securities laws related to or arising out of Morgan Stanley’s engagement. In the ordinary course of its trading, brokerage, investment management, and financing activities, Morgan Stanley, its successors and affiliates may actively trade securities or loans of Arch or ICG for their own accounts and accounts of customers, and, accordingly, may at any time hold a long or short position in these securities or loans.

We have retained Innisfree M&A Incorporated as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, electronic mail, facsimile and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners of Shares. We will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. We have agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the United States federal securities laws.

In addition, we have retained Computershare Trust Company, N.A. as the Depositary. We will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses, including certain liabilities under the United States federal securities laws.

Except as set forth above, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. We will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

18.  Miscellaneous.

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Merger Sub by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Arch or Merger Sub not contained in this Offer to Purchase or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Arch, Merger Sub, the Depositary, the Dealer Manager or the Information Agent for the purpose of the Offer.

We have filed with the SEC a Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. In addition, ICG has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of ICG’s Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Our Schedule TO and the Schedule 14D-9 and any exhibits or amendments may be examined and copies may be obtained from the SEC in the manner described in Section 8 — “Certain Information Concerning ICG.”

ATLAS ACQUISITION CORP.

May 16, 2011

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF ARCH

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Arch are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Arch. The business address of each director and officer is Arch Coal, Inc., One CityPlace Drive, Suite 300, St. Louis, Missouri, 63141. All directors and executive officers listed below are United States citizens. Directors are identified by an asterisk. Unless otherwise indicated, the titles referenced below refer to titles with Arch.

		Current Principal Occupation or
Name	Age	Employment and Five-Year Employment History

C. Henry Besten, Jr.	62	Mr. Besten has served as Senior Vice President-Strategic Development of Arch since 2002.
James R. Boyd*	64	Mr. Boyd served as chairman of the Arch board of directors from 1998 to April 2006, when he was appointed Arch’s lead director. Mr. Boyd served as Senior Vice President and Group Operating Officer of Ashland Inc. from 1989 until his retirement in 2002. Mr. Boyd also serves on the board of directors of Halliburton Inc.
John T. Drexler	41	Mr. Drexler has served as the Senior Vice President and Chief Financial Officer of Arch since April 2008. Mr. Drexler served as the Vice President-Finance and Accounting of Arch from March 2006 to April 2008. From March 2005 to March 2006, Mr. Drexler served as the Director of Planning and Forecasting of Arch. Prior to March 2005, Mr. Drexler held several other positions within Arch’s finance and accounting department.
John W. Eaves*	53	Mr. Eaves has been the President and Chief Operating Officer of Arch since April 2006. From 2002 to April 2006, Mr. Eaves served as the Executive Vice President and Chief Operating Officer of Arch. Mr. Eaves also serves on the board of directors of ADA-ES, Inc. and COALOGIX.
Sheila B. Feldman	56	Ms. Feldman has served as Vice President-Human Resources of Arch since 2003. From 1997 to 2003, Ms. Feldman was the Vice President-Human Resources and Public Affairs of Solutia Inc.
Governor David Freudenthal*	60	Governor Freudenthal served as the Governor of Wyoming from 2003 until January 2011. Prior to his service as governor, he served as U.S. Attorney for the District of Wyoming. Governor Freudenthal current serves as an Adjunct Professor at the University of Wyoming.
Patricia F. Godley*	62	Since 1998, Ms. Godley has been a partner with the law firm of Van Ness Feldman, practicing in the areas of economic and environmental regulation of electric utilities and natural gas companies. Ms. Godley is also a director of the United States Energy Association.
Douglas H. Hunt*	58	Since 1995, Mr. Hunt has served as Director of Acquisitions of Petro-Hunt, LLC, a private oil and gas exploration and production company.
Brian J. Jennings*	50	Since February 2009, Mr. Jennings has been President and Chief Executive Officer of Rise Energy Partners, L.P. From February 2007 to June 2008, Mr. Jennings served as Chief Financial Officer of Energy Transfer Partners GP, L.P., the general partner of Energy Transfer Partners, L.P., a publicly-traded partnership owning and operating intrastate and interstate natural gas pipelines. From 2004 to December 2006, Mr. Jennings served as Senior Vice President-Corporate Finance and Development and Chief Financial Officer of Devon Energy Corporation.

		Current Principal Occupation or
Name	Age	Employment and Five-Year Employment History

Robert G. Jones	54	Mr. Jones has served as Senior Vice President-Law, General Counsel and Secretary of Arch since August 2008. Mr. Jones served as Vice President-Law, General Counsel and Secretary from 2000 to August 2008.
J. Thomas Jones*	61	Mr. Jones has been Chief Executive Officer of West Virginia United Health System located in Fairmont, West Virginia since 2002. From 2000 to 2002, Mr. Jones served as Chief Executive Officer of Genesis Hospital System in Huntington, West Virginia. Mr. Jones is also a director of Premier, Inc. and Health Partners Network.
Paul A. Lang	50	Mr. Lang has served as the Senior Vice President-Operations of Arch since December 2006. Mr. Lang served as President of Western Operations from July 2005 through December 2006 and President and General Manager of Thunder Basin Coal Company, L.L.C. from 1998 through July 2005.
Steven F. Leer*	58	Mr. Leer has been Chief Executive Officer of Arch since 1992. From 1992 to April 2006, Mr. Leer also served as President of Arch. In April 2006, Mr. Leer became Chairman of the board of directors of Arch. Mr. Leer also serves on the boards of the Norfolk Southern Corporation, USG Corp., the Business Roundtable, the University of the Pacific, Washington University and is past chairman of the Coal Industry Advisory Board. Mr. Leer is past chairman and continues to serve on the boards of the Center for Energy and Economic Development, the National Coal Council and the National Mining Association.
A. Michael Perry*	74	Mr. Perry served as Chairman of Bank One, West Virginia, N.A. from 1993 and as its Chief Executive Officer from 1983 until his retirement in 2001. Mr. Perry also serves on the board of directors of Champion Industries, Inc. and Portec Rail Products, Inc.
David B. Peugh	56	Mr. Peugh has served as Vice President-Business Development of Arch since 1995.
Robert G. Potter*	71	Mr. Potter was Chairman and Chief Executive Officer of Solutia, Inc. from 1997 until his retirement in 1999. He is also an investor in several private companies and has served as a member of the board of directors for six other companies.
Theodore D. Sands*	65	Since 1999, Mr. Sands has served as President of HAAS Capital, LLC, a private consulting and investment company. Mr. Sands served as Managing Director, Investment Banking for the Global Metals/Mining Group of Merrill Lynch & Co. from 1982 until February 1999. Mr. Sands has also served as a member of the board of directors for several other companies.
Deck S. Slone	47	Mr. Slone has served as Vice President-Government, Investor and Public Affairs of Arch since August 2008. Mr. Slone served as Vice President-Investor Relations and Public Affairs of Arch from 2001 to August 2008.
Wesley M. Taylor*	68	Mr. Taylor was President of TXU Generation, a company engaged in electricity infrastructure ownership and management. Mr. Taylor served at TXU for 38 years prior to his retirement in 2004. Mr. Taylor also serves on the board of directors of FirstEnergy Corporation.

		Current Principal Occupation or
Name	Age	Employment and Five-Year Employment History

David N. Warnecke	55	Mr. Warnecke has served as the Vice President-Marketing and Trading of Arch since August 2005 and was appointed Senior Vice President-Marketing and Trading in 2011. From June 2005 until March 2007, Mr. Warnecke served as President of Arch’s Arch Coal Sales Company, Inc. subsidiary, and from April 2004 until June 2005, Mr. Warnecke served as Executive Vice President of Arch Coal Sales Company, Inc. Prior to June 2004, Mr. Warnecke was Senior Vice President-Sales, Trading and Transportation of Arch Coal Sales Company, Inc.
Peter I. Wold*	63	Mr. Wold is President and co-owner of Wold Oil Properties, Inc., an oil and gas exploration and production company. He is also Vice President of American Talc Company, a corporation that mines and processes talc in Western Texas. He presently chairs the Wyoming Enhanced Oil Recovery Commission and is a director of the Oppenheimer Funds, Inc., New York Board. Mr. Wold has also served in the Wyoming House of Representatives and as a director of the Denver Branch of the Kansas City Federal Reserve Bank.

DIRECTORS AND EXECUTIVE OFFICERS OF MERGER SUB

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Merger Sub are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Merger Sub. The business address of each director and officer is Atlas Acquisition Corp., c/o Arch Coal, Inc., One CityPlace Drive, Suite 300, St. Louis, Missouri, 63141. All directors and executive officers listed below are United States citizens. Directors are identified by an asterisk.

		Current Principal Occupation or
Name	Age	Employment and Five-Year Employment History

John W. Eaves*	53	Mr. Eaves has been the President of Merger Sub since Merger Sub was formed. Mr. Eaves has been the President and Chief Operating Officer of Arch since April 2006. From 2002 to April 2006, Mr. Eaves served as the Executive Vice President and Chief Operating Officer of Arch. Mr. Eaves also serves on the board of directors of ADA-ES, Inc. and COALOGIX.
John T. Drexler	41	Mr. Drexler has been the Vice President of Merger Sub since Merger Sub was formed. Mr. Drexler has served as the Senior Vice President and Chief Financial Officer of Arch since April 2008. Mr. Drexler served as the Vice President-Finance and Accounting of Arch from March 2006 to April 2008. From March 2005 to March 2006, Mr. Drexler served as the Director of Planning and Forecasting of Arch. Prior to March 2005, Mr. Drexler held several other positions within Arch’s finance and accounting department.
James E. Florczak	60	Mr. Florczak has been the Vice President & Treasurer of Merger Sub since Merger Sub was formed. Mr. Florczak has served as Treasurer of Arch for the past five years.
Robert G. Jones*	54	Mr. Jones has served as Senior Vice President-Law, General Counsel and Secretary of Arch since August 2008. Mr. Jones served as Vice President-Law, General Counsel and Secretary from 2000 to August 2008.

		Current Principal Occupation or
Name	Age	Employment and Five-Year Employment History

Steven F. Leer*	58	Mr. Leer has been Chief Executive Officer of Arch since 1992. From 1992 to April 2006, Mr. Leer also served as President of Arch. In April 2006, Mr. Leer became Chairman of the board of directors of Arch. Mr. Leer also serves on the boards of the Norfolk Southern Corporation, USG Corp., the Business Roundtable, the University of the Pacific, Washington University and is past chairman of the Coal Industry Advisory Board. Mr. Leer is past chairman and continues to serve on the boards of the Center for Energy and Economic Development, the National Coal Council and the National Mining Association.
Jon S. Ploetz	38	Mr. Ploetz has been Secretary of Merger Sub since Merger Sub was formed. Mr. Ploetz has served as Assistant General Counsel & Assistant Secretary of Arch since February 2010. Prior joining Arch, Mr. Ploetz was an attorney with Patton Boggs LLP from November 2004 until February 2010.
C. David Steele	55	Mr. Steele has been Vice President — Tax of Merger Sub since Merger Sub was formed. Mr. Steele has served as Vice President — Taxes of Arch since May 2003. Mr. Steele is a CPA and has a BS- Business Administration and a MBA.

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

By Mail: Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011	By Overnight Courier: Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer 250 Royall Street Suite V Canton, MA 02021

By Facsimile:
(For Eligible Institutions Only)
(617) 360-6810

Confirm Facsimile Transmission:
(781) 575-2332

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can contact the Information Agent at its address and telephone numbers set forth below. You may also contact y our broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders may call toll free (877) 717-3922
Banks and brokers may call collect (212) 750-5833

The Dealer Manager for the Offer is:

Morgan Stanley & Co. Incorporated
1585 Broadway
New York, NY 10036
(Call) Toll Free: 1-855-483-0952